Filed Pursuant to Rule 424(b)(3) Registration No. 333-133286 In connection with the securities offered from the registration statement (File No. 333-133286) by means of this prospectus supplement, a filing fee of $49,835.28, calculated in accordance with Rules 456(b) and 457(r), is being paid with respect to $465,750,285.7 aggregate offering price of the securities being registered (based on a per common share price of $51.10 estimated solely for purposes of computing the registration fee on the basis of the average of the high and low prices of the common shares as reported on the New York Stock Exchange on July 24, 2006).

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 28, 2006)
ARCHSTONE-SMITH TRUST
9,114,487 COMMON SHARES
        We may issue from time to time up to 9,114,847 common shares to certain holders of Class A-1 common units of Archstone-Smith Operating Trust, which we refer to as the Operating Trust, upon tender of their Class A-1 common units for redemption. Those unitholders may then offer to resell those common shares. We are registering the common shares so that these unitholders who may be affiliates of Archstone-Smith may resell those common shares from time to time. However, the registration of the common shares does not necessarily mean that those holders will offer or sell any of the common shares.
      The holders may from time to time offer and sell the common shares on the New York Stock Exchange or otherwise and they may sell the common shares at market prices or at negotiated prices. They may sell the common shares in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 under the Securities Act of 1933 or otherwise. If the holders sell the common shares through brokers, they expect to pay customary brokerage commissions and charges.
      We will not receive any additional cash consideration when we issue common shares to the holders of Class A-1 common units upon redemption of their Class A-1 common units. Also, we will not receive any of the proceeds when any holder of Archstone-Smith common shares sells any of its common shares. However, we have agreed to pay expenses of the registration and certain expenses of the sale of the common shares.
      Our common shares are listed on the New York Stock Exchange under the symbol “ASN”. On July 26, 2006, the last reported sale price of our common shares on the New York Stock Exchange was $52.00 per share.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is July 28, 2006

      We have not authorized any person to give any information or to make any representation not contained in this prospectus supplement or in the accompanying prospectus in connection with any offering of these common shares. This prospectus supplement and the accompanying prospectus are not an offer to sell any security other than these common shares and it is not soliciting an offer to buy any security other than these common shares. This prospectus supplement and the accompanying prospectus is not an offer to sell these common shares to any person and it is not soliciting an offer from any person to buy these common shares in any jurisdiction where the offer or sale to that person is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is correct on any date after the date of this prospectus supplement, even though this prospectus supplement is delivered or these common shares are offered or sold on a later date.

ARCHSTONE-SMITH TRUST
      Archstone-Smith Trust, which we refer to as the “Archstone-Smith,” is a real estate operating company engaged primarily in the operation, development, redevelopment, acquisition and long-term ownership of apartment communities in the United States. Archstone-Smith, together with Archstone-Smith Operating Trust, which we refer to as the “Operating Trust,” is structured as an umbrella partnership real estate investment trust or “UPREIT,” under which all property ownership and business operations are conducted through the Operating Trust. Archstone-Smith is the sole trustee of the Operating Trust and owned approximately 86.5% of the Operating Trust at March 31, 2006.
      We are a real estate investment trust, or REIT, organized in 2001 under the laws of the State of Maryland. Our principal executive offices are located at 9200 E. Panorama Circle, Suite 400, Englewood, Colorado 80112, and our telephone number is (303) 708-5959.
USE OF PROCEEDS
      We will not receive any additional consideration when it issues its common shares to the holders of the Class A-1 common units upon exchange of their Class A-1 common units. Also, we will not receive any of the proceeds when any holder of Archstone-Smith common shares sells any of its common shares using this prospectus supplement and the accompanying prospectus.
DESCRIPTION OF COMMON SHARES
      Reference is made to the section entitled “Description of Common Shares,” beginning on page 2 of the accompanying prospectus, for a description of the common shares of beneficial interests of Archstone-Smith.
DESCRIPTION OF CLASS A-1 COMMON UNITS
General
      The authorized capitalization of the Operating Trust consists of 450,000,000 units, par value $0.01 per unit, of which 100,000,000 are designated initially as Class A-1 common units, 219,266,240 are designated initially as Class A-2 common units; 10,000,000 are designated initially as Class B common units; 500 are designated as Series I cumulative redeemable preferred units, one is designated as a Series M cumulative preferred unit, 300 are designated as Series N-1 convertible redeemable preferred units and 700 are designated as Series N-2 convertible redeemable preferred units.
      All Operating Trust Class A-1 common units will be duly authorized, validly issued, fully paid and, except as described under the caption “— Capital Contributions,” nonassessable. Unless otherwise limited by preferential rights of any other units and by the provisions of the Operating Trust declaration of trust regarding ownership limitations and restrictions on transfers of units, holders of Operating Trust Class A-1 common units are generally entitled to receive distributions when, as and if authorized by Archstone-Smith, as trustee, out of assets legally available for the payment of distributions and to share ratably in the assets of the Operating Trust legally available for distribution to its unitholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Operating Trust. Prior to the holders of Class A-1 common units being entitled to receive any distributions in any quarter, the Operating Trust must pay or set apart for payment any required distributions on all of its outstanding preferred units.
      Unless otherwise limited by the provisions of the Operating Trust declaration of trust regarding ownership limitations and restrictions on transfer of units, each outstanding Operating Trust Class A-1 common unit entitles the holder to one vote on all matters submitted to a vote of unitholders, except that only the holders of the Class A-2 common units are entitled to vote in the election of trustees of the Operating Trust. Except as provided with respect to any other class or series of units, the holders of the

Operating Trust Class A-1, Class A-2 and Class B common units possess exclusive voting power. There is no cumulative voting.
      Holders of Operating Trust Class A-1 common units are not entitled to the benefit of any sinking fund. Except as described below under “— Conversion; Redemption,” holders of Class A-1 common units have no conversion or redemption rights. Holders of units do not have preemptive rights to subscribe for any securities of the Operating Trust. Subject to the exchange provisions of the declaration of trust regarding ownership limitations and restrictions on transfer, Operating Trust Class A-1, Class A-2 and Class B common units have equal liquidation, voting and other rights. Operating Trust Class A-1 and Class A-2 common units have equal distribution rights.
      The Operating Trust declaration of trust permits the termination of the existence of the Operating Trust if it is approved by at least a majority of the board of trustees, and holders of at least a majority of the votes entitled to be cast on the matter. Through December 31, 2013, the dissolution of the Operating Trust will occur only in the absence of a written objection from any former partner of Charles E. Smith Residential Realty L.P., which we refer to as the “Smith Partnership,” that had been a partner since the formation of Smith Partnership on June 30, 1994 and participated in the merger of the Smith Partnership into the Operating Trust on October 31, 2001, which we refer to as the “partnership merger,” including Archstone-Smith as successor to the partnership units held by Charles E. Smith Residential Realty, Inc. From January 2014 through December 31, 2043, the dissolution of the Operating Trust will occur only in the absence of a written objection from any group of Smith Partnership partners that had been partners since the formation of the Smith Partnership on June 30, 1994 and participated in the partnership merger, including Archstone-Smith as successor to the partnership units held by Smith Residential, and that collectively hold a number of Class A common units that represents 5% of the total units originally issued upon the formation of Smith Partnership.
Power to Issue Additional Common Units and Preferred Units
      We believe that the power of Archstone-Smith, as trustee, to issue additional authorized but unissued common units or preferred units and to classify or reclassify unissued common units or preferred units and thereafter to cause the Operating Trust to issue such classified or reclassified units provides the Operating Trust with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which may arise. The additional classes or series, as well as the common units, generally will be available for future issuance without further action by the Operating Trust’s unitholders, unless such action is required by applicable law.
      No Operating Trust common or preferred unit may be issued to Archstone-Smith unless:

•	the Operating Trust issues the units in connection with the grant, award or issuance of shares or other equity interests in Archstone-Smith having designations, preferences and other rights so that the economic interests attributable to the newly issued shares of Archstone-Smith are substantially similar to the designations, preferences and other rights, except voting rights, of the Operating Trust units issued to Archstone-Smith, and Archstone-Smith contributes to the Operating Trust the proceeds from the issuance of the shares received by Archstone-Smith; or

•	the Operating Trust issues the additional units to all unitholders holding Operating Trust units in the same class or series in proportion to their respective percentage interests in the class or series.
Transfer Agent and Registrar
      The transfer agent and registrar for the Operating Trust Class A-1 common units is Archstone-Smith Unitholder Services LLC.

Anti-Takeover Considerations
      Maryland law and the Operating Trust declaration of trust and bylaws contain a number of provisions that may have the effect of discouraging transactions that involve an actual or threatened change of control of the Operating Trust. These provisions include:

•	No rights to vote for election of trustee — Only the holders of the Operating Trust Class A-2 common units have a right to vote in the election of trustees. Under the Operating Trust’s declaration of trust, Class A-2 common units may only be held by Archstone-Smith and related parties. This provision may make it more difficult for a third party to gain control of the board of trustees of the Operating Trust except in connection with a takeover of Archstone-Smith.

•	Unsolicited Takeover Provisions of Maryland Law — Maryland law contains provisions that may make it more difficult to effect an unsolicited takeover of a Maryland real estate investment trust, providing that the board of trustees is not subject to higher duties with regard to actions taken in a takeover context. Maryland law also allows Maryland real estate investment trusts with a class of securities registered under the Securities Exchange Act of 1934 and with at least three independent trustees to elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers.

•	Call of Special Meetings of Unitholders — The Operating Trust declaration of trust provides that special meetings of unitholders may be called only by the chairman of the board, the president, the chief financial officer, a majority of the trustees or at the request of the holders of units entitled to cast not less than 25% of all the votes entitled to be cast at the meeting. This provision limits the ability of unitholders to call special meetings.

•	Advance Notice Provisions for Unitholder Nominations and Unitholder New Business Proposals — The Operating Trust bylaws require advance written notice for unitholders to nominate a trustee or bring other business before a meeting of unitholders. This provision limits the ability of unitholders to make nominations for trustees or introduce other proposals that are not timely received for consideration at a meeting.

•	Authority of Board to Amend Bylaws — The Operating Trust declaration of trust and bylaws provide that the power to amend, repeal or adopt new bylaws is vested exclusively with the board of trustees.

•	Business Combination with Interested Shareholders — The Maryland Business Combination Act provides that, unless exempted, a Maryland real estate investment trust may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, issuances of shares and other specified transactions, with an “interested shareholder” or its affiliates, for five years after the most recent date on which the interested shareholder became an interested shareholder and thereafter unless specified criteria are met.

•	Control Share Acquisitions — The Maryland Control Share Acquisition Act provides that shares acquired by any person over one-tenth, one-third and a majority of the voting power of a real estate investment trust do not have voting rights, except to the extent approved by the vote of two-thirds of the votes entitled to be cast on the matter. The Operating Trust bylaws exempt from the provisions of the Maryland Control Share Acquisition Act any control share acquisition with any person. However, this provision of the bylaws, by its terms, may be altered or repealed at any time, in whole or in part, by the board of trustees.

•	Other Constituencies — Maryland law expressly codifies the authority of a Maryland real estate investment trust to include in its charter a provision that allows the board of trustees to consider the effect of a potential acquisition of control on shareholders, employees, suppliers’ customers, creditors and communities in which offices or other establishments of the trust are located. The Operating Trust declaration of trust does not include a provision of this type. Maryland law also provides, however, that the inclusion or omission of this type of provision in the declaration of trust of a Maryland real estate investment trust does not create an inference concerning factors that may be considered by the board of trustees regarding a potential acquisition of control. This law may allow the board of trustees to reject an acquisition proposal even though the proposal was in the best interests of the Operating Trust unitholders.

Capital Contributions
      Unitholders of the Operating Trust, except for Archstone-Smith and certain related parties, are not required to make additional capital contributions to the Operating Trust unless they have entered into a deficit restoration agreement that requires additional contributions upon liquidation of the Operating Trust. In addition, Archstone-Smith generally is required to contribute net proceeds of any sale of equity interests in Archstone-Smith to the Operating Trust in exchange for additional units.
Distributions
      The Operating Trust declaration of trust provides for the distribution of available cash on at least a quarterly basis when, as and if declared by the Operating Trust board out of funds legally available for the payment of distributions. Available cash means all cash revenues and funds of the Operating Trust plus any reduction in reserves and minus interest, principal and other debt payments, all cash expenditures, including capital expenditures, investments in any entity, including loans, and any additions to reserves and other adjustments, as determined by Archstone-Smith, as trustee, in its sole discretion. As authorized by Archstone-Smith, as trustee, the Operating Trust will make distributions to all unitholders who are unitholders on the record date for the distribution in the following order:

•	first, to each unitholder, including Archstone-Smith, who holds a unit of a class or series that is entitled to a preference according to the rights of that class or series of unit; and

•	second, to the extent that there is available cash after payment of any preferences, to the unitholders who hold a unit that is not entitled to a preference in distributions, including Class A-1 common units, Class A-2 common units and Class B common units, pro rata to each class or series and, within each class or series, in proportion to the unitholder’s percentage share of that class or series.
      Unless otherwise specifically provided for in the Operating Trust declaration of trust or a supplement to the declaration of trust at the time a new class or series is created, no unit will be entitled to preferential distribution. Distributions payable with respect to any Class B units that were not outstanding during the entire quarterly or shorter period on which the distribution is based will be prorated based on the portion of the period that these units were outstanding, but distributions paid with respect to Class A-1 and Class A-2 common units will generally not be prorated. An Operating Trust unitholder will not in any event receive a distribution of available cash with respect to a unit if the unitholder is entitled to receive a distribution out of that same available cash with respect to an Archstone-Smith share for which that unit has been exchanged or redeemed.
      The Operating Trust will make reasonable efforts, as determined by it in its sole and absolute discretion and consistent with Archstone-Smith’s qualification as a REIT, to distribute available cash:

•	to the unitholders so as to preclude the distribution from being treated as part of a disguised sale for federal tax purposes; and

•	to all unitholders so that the amount distributed to Archstone-Smith is sufficient to enable Archstone-Smith to pay shareholder distributions that will:

•	satisfy the requirements for qualifying as a REIT; and

•	avoid any federal income or excise tax liability for Archstone-Smith.
      If Archstone-Smith is not publicly traded, the Operating Trust is required make cash distributions with respect to Class A-1 and Class A-2 common units at least annually for each taxable year of the

Operating Trust beginning before the twentieth anniversary of the partnership merger in an aggregate amount that reflects at least 90% of the Operating Trust’s taxable income for that year allocable to the Class A-1 and Class A-2 common units. These distributions will be made not later than 60 days after the end of that year.
Preemptive Rights
      Except to the extent expressly granted by the Operating Trust in an agreement other than the Operating Trust declaration of trust, no person or entity, including any unitholder of the Operating Trust, has any preemptive, preferential or other similar right with respect to:

•	additional capital contributions or loans to the Operatng Trust; or

•	the issuance or sale of any Operating Trust units or other interests of the Operating Trust.
Management
      Except as otherwise expressly provided in the Operating Trust declaration of trust, the business and affairs of the Operating Trust are managed by its trustee, Archstone-Smith, which has the exclusive right and full authority and responsibility to manage and operate the Operating Trust’s business. Unitholders do not have any right to participate in or exercise control or management power over the business and affairs of the Operating Trust or the power to sign documents for or otherwise bind the Operating Trust. Archstone-Smith, as trustee, has full power and authority to do all things it deems necessary or desirable to conduct the business of the Operating Trust, as described below. In particular, Archstone-Smith, as trustee, is under no obligation to consider the tax consequences to unitholders when making decisions for the benefit of the Operating Trust. The unitholders, other than the Class A-2 common unitholders, have no power to remove Archstone-Smith or any other trustee. Archstone-Smith and any other trustee, however, may not take any action that is contrary to an express limitation or prohibition in the Operating Trust declaration of trust without an amendment to that provision adopted under the Operating Trust declaration of trust.
      In addition, the consent of the unitholders to some matters is necessary in limited circumstances, as described below.
Sale of Substantially All of the Operating Trust’s Assets
      A sale, exchange, transfer or other disposition of all or substantially all of the assets of the Operating Trust in a single transaction or a series of related transactions, other than pursuant to a dissolution and liquidation of the Operating Trust, including by way of a merger, consolidation or other combination of the Operating Trust with another entity, will require the following:

•	if the transaction is in connection with a similar transaction involving Archstone-Smith which has also been approved by a majority of the outstanding Operating Trust units, including the Operating Trust units held directly or indirectly by Archstone-Smith, and in connection with which all unitholders have the right to receive consideration which, on a per unit basis, is equivalent in value to the consideration to be received by the shareholders of Archstone-Smith on a per share basis, approval by the holders of a majority of the outstanding Operating Trust common units outstanding and entitled to vote thereon, including any Class A-2 units held by Archstone-Smith; or

•	in the case of any other transaction, the approval of the holders of majority of the outstanding Operating Trust Class A-1 common units outstanding and entitled to vote thereon.

Transfers
      A unitholder may transfer, with or without the consent of Archstone-Smith, all or any portion of its units or rights as a unitholder:

•	to Archstone-Smith in connection with a redemption of units;

•	in the event the unitholder is an individual, to an immediate family member, a trust for the benefit of the unitholder or an immediate family member, any partnership, limited liability company, joint venture, corporation or other business entity comprised only of the unitholder and/or immediate family members and entities owned by or for the benefit of the unitholder or an immediate family member;

•	in the event the unitholder is a trust, to the beneficiaries of a trust;

•	in the event the unitholder acquired units in the partnership merger and is a partnership, limited liability company, joint venture, corporation or other business entity, to its partners, owners, or stockholders who are immediate family members or the person who transferred units to the unitholder;

•	in the event the unitholder is a partnership, limited liability company, joint venture, corporation or other business entity to any person under the terms of any agreement between the unitholder and the Operating Trust under which the units were issued;

•	as a gift or other transfer without consideration;

•	under applicable laws of descent or distribution;

•	to another unitholder; or

•	as part of a grant of a security interest or other encumbrance effectuated in a valid transaction or as a result of the exercise of remedies related thereto.
      No other transfers may be made without the prior written consent of Archstone-Smith, which consent may be withheld in its sole and absolute discretion.
      Archstone-Smith may prohibit any transfer of units by a unitholder unless it receives a written opinion of legal counsel, with the opinion and counsel being reasonably satisfactory to Archstone-Smith, that the transfer would not require filing of a registration statement under the Securities Act or would not otherwise violate any federal, or state securities laws or regulations applicable to the Operating Trust or the transfer of the units. Further, no transfer of units by a unitholder may be made if, in the opinion of legal counsel for the Operating Trust:

•	the transfer would result in the Operating Trust being treated as an association taxable as a corporation for federal income tax purposes or would result in a termination of the partnership for federal income tax purposes;

•	the transfer could reasonably be expected to cause Archstone-Smith to no longer qualify as a REIT or would subject Archstone-Smith to additional taxes; or

•	the transfer is effectuated through an “established securities market” or a “secondary market,” or the substantial equivalent, within the meaning of the Internal Revenue Code.
      In the case of a proposed transfer of units to a lender to the Operating Trust or any person related to the lender whose loan constitutes a nonrecourse liability, the transferring unitholder must obtain the consent of Archstone-Smith.
Amendment of Declaration of Trust
      In general, the Operating Trust declaration of trust may be amended only with the approval of Archstone-Smith, as trustee, and unitholders holding a majority of the common units entitled to vote thereon. However, after Archstone-Smith has declared an amendment advisable, the holders of at least a majority of the Class A-2 common units have the power, without the consent of the other unitholders, to amend the declaration of trust of the Operating Trust as may be required:

•	to add to the obligations of Archstone-Smith or surrender any right or power granted to Archstone-Smith or any affiliate of Archstone-Smith for the benefit of the unitholders;

•	to reflect any changes in the status of unitholders according to the terms of the Operating Trust declaration of trust;

•	to set forth the designations, rights, powers, duties and preferences of the holders of any additional units issued under the authority granted to Archstone-Smith under the Operating Trust declaration of trust;

•	to reflect a change that does not adversely affect the unitholders in any material respect, or to cure any ambiguity, correct or supplement any provision in the Operating Trust declaration of trust not inconsistent with law or with other provisions of the Operating Trust declaration of trust, or make other changes with respect to matters arising under the Operating Trust declaration of trust that will not be inconsistent with law or with the provisions of the Operating Trust declaration of trust; and

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local agency or contained in federal, state or local law.
      The approval of the holders of at least a majority of the Class A-1 common units is necessary to amend provisions regarding, among other things:

•	the restrictions imposed on the issuance of additional units to Archstone-Smith other than in connection with the issuance by Archstone-Smith of shares or in connection with a distribution by the Operating Trust to all unitholders;

•	the distribution requirements with respect to the Operating Trust Class A-1 and Class A-2 common units if Archstone-Smith is not publicly traded;

•	the restrictions on Archstone-Smith’s authority described above under “— Sale of Substantially All of the Operating Trust’s Assets”;

•	the restrictions on Archstone-Smith’s power to conduct businesses other than owning units of the Operating Trust and managing the business of the Operating Trust and the relationship of Archstone-Smith shares to the units;

•	the limitations on transactions with affiliates;

•	the liability of Archstone-Smith for monetary damages to the Operating Trust;

•	the rights of unitholders to obtain specified information; or

•	the transfer of units held by Archstone-Smith.
      The Operating Trust declaration of trust may not be amended with respect to any unitholder adversely affected by the amendment without the consent of that unitholder if the amendment would, among other things:

•	convert a unit into a Class A-2 common unit;

•	modify the limited liability of a unitholder or require a unitholder to make additional capital contributions;

•	allow Archstone-Smith to take any action in contravention of any express prohibition or limitation of the declaration of trust;

•	alter the interest of a unitholder in profits or losses, or the right to receive any distributions, except as permitted under the declaration of trust of the Operating Trust with respect to the admission of new unitholders, or the issuance of additional Operating Trust units;

•	alter the redemption right of the unitholders of the Operating Trust;

•	alter the rights of unitholders to transfer their units;

•	alter the provision requiring the approval of each unitholder adversely affected by a proposed amendment of the Operating Trust declaration of trust; or

•	alter the provisions regarding the giving of notice under the declaration of trust.
Indemnification
      The Operating Trust will indemnify, to the fullest extent provided by law, any person or entity made a party to a proceeding by reason of its status as a unitholder or a trustee, director or officer of Archstone-Smith or the Operating Trust and any other persons or entities as Archstone-Smith may designate, in its sole discretion, from and against any and all losses, claims, damages, liabilities, joint or several, and expenses. Expenses include, without limitation, attorneys’ fees and other legal fees and expenses, judgments, fines, settlements and other amounts arising from or in connection with any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, incurred by the indemnitee and relating to the Operating Trust or Archstone-Smith or the operation of or the ownership of property by, either Archstone-Smith or the Operating Trust, as described in the declaration of trust of the Operating Trust, in which the indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a final determination of a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services, or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.
      Any indemnification will be made only out of the assets of the Operating Trust and any insurance proceeds from the liability policy covering Archstone-Smith or the Operating Trust. Indemnitees, Archstone-Smith, and limited partners will have no obligation to contribute to the capital of the Operating Trust or otherwise provide funds to enable the Operating Trust to find it indemnity obligations.
      the Operating Trust may advance amounts to an indemnitee for expenses upon receipt of:

•	a written affirmation of the indemnitee that it believes it has met the standard of conduct necessary to entitle it to indemnification, and

•	a written undertaking of the indemnitee that it will repay and advances if it shall be ultimately determined that the indemnitee did not meet the appropriate standard of conduct.
      These indemnification rights, are in addition to any other rights afforded to an indemnitee under any other agreement, by vote of the unitholders, under applicable law or otherwise. These rights will continue as to an indemnitee who has ceased to serve unless otherwise provided in a written agreement under which indemnities are indemnified. The Operating Trust is authorized to purchase and maintain insurance on behalf of the indemnities with respect to the foregoing matters.
      Excise taxes assessed on an indemnitee with respect to an employee benefit plan according to applicable law will constitute fines. Actions taken or omitted by the indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan will be deemed to be for a purpose which is not opposed to the best interest of the Operating Trust.

      An indemnitee will not be denied indemnification in whole or in part because the indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of the declaration of trust of the Operating Trust.
Liability of Holders of Class A-1 Common Units
      Under Maryland law applicable to Maryland REITs, an Operating Trust unitholder is not personally liable for the obligations of the Operating Trust solely as a result of his or her status as a unitholder. The Operating Trust declaration of trust provides that unitholders will not be liable for any debt, act, omission or obligation incurred by the Operating Trust or its trustees and will be under no obligation to the Operating Trust or its creditors with respect to their units other than the obligation to pay to the Operating Trust the full amount of the consideration for which the units were issued or to be issued, except under limited circumstances specified in the Operating Trust declaration of trust.
      The Operating Trust declaration of trust and bylaws further provide that the Operating Trust will, except in the cases of bad faith, deliberate dishonesty, improper personal benefit or knowing criminal behavior, indemnify each present or former unitholder against any claim or liability to which the unitholder may become subject by reason of being or having been a unitholder and that the Operating Trust will reimburse each unitholder for all reasonable expenses incurred by him or her relating to any such claim or liability. In addition, inasmuch as the Operating Trust carries public liability insurance which it considers adequate, any risk or personal liability to unitholders is limited to situations in which the Operating Trust’s assets plus its insurance coverage would be insufficient to satisfy the claims against the Operating Trust and its unitholders.
      In jurisdictions other than Maryland, however, some courts have found beneficiaries of a common law business trust personally liable for obligations of the trust to the extent those obligations are not paid by the trust in circumstances where the beneficiaries exercised the authority to control properties or activities of the trust of its trustees. If a court in a jurisdiction other than Maryland did not apply Maryland statutory law, did not give effect to the unitholder protections set forth in the Operating Trust declaration of trust, extended the control doctrine for common law business trusts described above to a statutory real estate investment trust such as the Operating Trust and determined that one or more unitholders of the Operating Trust in fact exercised such control, those unitholders, could be held personally liable to the extent that such obligations are not satisfied by the Operating Trust.
Conversion; Redemption
      Class A-1 common units are automatically converted into Class A-2 units when they are held by Archstone-Smith or certain affiliates, and Class A-2 common units are automatically converted into Class A-1 units when transferred by Archstone-Smith or certain affiliates to a person other than the Operating Trust or certain affiliates.
      Except where Archstone-Smith elects to assume the Operating Trust’s obligation with respect to unitholder redemption as provided below, each holder of Class A-1 common units has the right to require the Operating Trust to redeem each Class A-1 common unit held by the unitholder for cash equal to the value of an Archstone-Smith common share. As a general rule, a unitholder may exercise the redemption right at any time beginning on the first anniversary of the issuance of the units held by the unitholder. Archstone-Smith may agree to a shorter waiting period, or no waiting period, on the exercise of the unit redemption right.
      If Archstone-Smith gives the unitholders notice of its intention to make an extraordinary distribution of cash or property to its shareholders or effect a merger, a sale of all or substantially all of its assets, or any other similar extraordinary transaction, each unitholder may exercise its unit redemption right, regardless of the length of time it has held its Operating Trust units. This redemption right begins on the date when the notice is given, which must be at least 20 business days before the record date for determining shareholders eligible to receive the distribution or to vote upon the approval of the merger, sale or other extraordinary transaction, and ends on the record date. Archstone-Smith, in its sole discretion, may shorten the required notice period of not less than 20 business days before the record date to determine the shareholders eligible to vote upon a merger transaction, but not any of the other covered transactions, by up to ten business days, thereby continuing to afford the holders of units the opportunity to redeem units on or before the record date for the shareholder vote on the merger transaction, so long as:

•	Archstone-Smith will be the surviving entity in the merger transaction;

•	immediately following the merger transaction, persons who held voting securities of Archstone-Smith immediately before the merger transaction will hold, solely by reason of the ownership of voting securities of Archstone-Smith immediately before the merger transaction, voting securities of Archstone-Smith representing at least 51% of the total combined voting power of all outstanding voting securities of Archstone-Smith after the merger; and

•	if in connection with the merger transaction the Operating Trust will merge with another entity, the Operating Trust will be the surviving entity in the merger.
      If no record date is applicable, Archstone-Smith must provide notice to unitholders at least 20 business days before the consummation of the merger, sale or other extraordinary transaction.
      A unitholder may exercise its unit redemption right by giving written notice to the Operating Trust and Archstone-Smith. The Operating Trust units specified in the notice shall be redeemed on the tenth business day following the date Archstone-Smith received the redemption notice or, in the case of the exercise of a unit redemption right in connection with an extraordinary transaction, the date the Operating Trust and Archstone-Smith received the redemption notice.
      A notice of redemption delivered to the Operating Trust, with a copy to Archstone-Smith, will serve to exercise the redemption right. A unitholder may not exercise the redemption right for fewer than 1,000 Class A-1 common units, or if the unitholder holds fewer than 1,000 Class A-1 common units, all of the Class A-1 common units held by that unitholder. The redeeming unitholder will have no right to receive any distributions paid on or after the redemption date with respect to those units redeemed.
      Unless Archstone-Smith elects to assume and perform the Operating Trust’s obligation with respect to the unit redemption right, as described below, a unitholder exercising a unit redemption right will receive cash from the Operating Trust in an amount equal to the market value of the Archstone-Smith common shares for which the Operating Trust units to be redeemed are redeemable. The market value of an Archstone-Smith common share for this purpose will be equal to the average of the closing trading price of an Archstone-Smith common share on the NYSE for the ten trading days before the day on which the redemption notice was received by Archstone-Smith.
      Instead of the Operating Trust acquiring the units being redeemed for cash, Archstone-Smith has the right to elect to acquire on the redemption date the Operating Trust units directly from a unitholder exercising the unit redemption right in exchange for either cash in the amount specified above or a number of Archstone-Smith common shares equal to the number of Operating Trust units offered for redemption, adjusted as specified in the declaration of trust of the Operating Trust to take into account prior share dividends or any subdivisions or combinations of Archstone-Smith common shares. No redemption or exchange can occur if delivery of common shares by Archstone-Smith would be prohibited either under the provisions of Archstone-Smith’s declaration of trust or under applicable federal or state securities laws, in each case regardless of whether Archstone-Smith would in fact elect to assume and satisfy the unit redemption right.
      Unless Archstone-Smith exercises its right to purchase the redeeming unitholder’s Operating Trust units, as described above, Archstone-Smith has no obligation to the redeeming unitholder with respect to the redeeming unitholder’s unit redemption right. Likewise, if Archstone-Smith exercises this purchase option, the Operating Trust has no obligation to pay any amount to the redeeming unitholder with respect to the unit redemption right. If Archstone-Smith elects to assume and perform the obligations of the Operating Trust under the unit redemption right, each of the redeeming unitholder, the Operating Trust and Archstone-Smith will treat this transaction between Archstone-Smith and the redeeming unitholder, for federal tax purposes, as a sale of the redeeming unitholder’s Operating Trust units to Archstone-Smith.
      If any Archstone-Smith preferred shares have been called for redemption, a number of the Operating Trust preferred units equal to the number of Archstone-Smith preferred shares called for redemption will be redeemed. The redemption shall occur at a time and in a manner that allows the redemption of Archstone-Smith preferred shares to be completed in a timely fashion to comply with the applicable requirements related to the share redemption.
      All the Operating Trust units delivered for redemption must be delivered to the Operating Trust free and clear of all liens.
Tax Consequences of the Redemption
      Redemptions of the Operating Trust Units. If an Operating Trust unitholder exercises its unit redemption right, it is likely that Archstone-Smith will elect to exercise its right under the declaration of trust of the Operating Trust to acquire the unitholder’s Operating Trust units in exchange for cash or Archstone-Smith common shares. However, Archstone-Smith is under no obligation to exercise this right. If Archstone-Smith does elect to acquire a unitholder’s Operating Trust units in exchange for cash or Archstone-Smith common shares, the transaction will be a fully taxable sale to the unitholder. The amount realized by a unitholder on this kind of disposition of an Operating Trust unit will equal the sum of:

•	any cash received;

•	the fair market value of any Archstone-Smith common shares received; and

•	the amount of the Operating Trust liabilities allocated to the unit exchanged.
      The unitholder’s taxable gain and the tax consequences of that gain would be determined as described under “— Treatment of a Sale of the Operating Trust Units.”
      If Archstone-Smith does not elect to acquire the Operating Trust unitholder’s units in exchange for cash or Archstone-Smith common shares, the Operating Trust is required to redeem those Operating Trust units for cash. If the Operating Trust redeems the Operating Trust units for cash contributed by Archstone-Smith in order to effect the redemption, the redemption likely will be treated as a sale of the Operating Trust units to Archstone-Smith in a fully taxable transaction, although the matter is not free from doubt. Under these circumstances, the redeeming unitholder’s amount realized will equal the sum of:

•	the cash received; and

•	the amount of the Operating Trust liabilities allocated to the unit redeemed.
      The unitholder’s taxable gain and the tax consequences of that gain would be determined as described under “— Treatment of a Sale of the Operating Trust Units.”
      If an Operating Trust unit is redeemed for cash that is not contributed by Archstone-Smith to effect the redemption, the unitholder’s tax treatment will depend upon whether or not the redemption results in a disposition of all of the unitholder’s Operating Trust units. If all of the unitholder’s Operating Trust units are redeemed, the unitholder’s taxable gain and the tax consequences of that gain will be determined as described under “— Treatment of a Sale of the Operating Trust Units.” However, if less than all of a unitholder’s Operating Trust units are redeemed, the unitholder will not be allowed to recognize loss on the redemption and will recognize taxable gain only if and to the extent that the unitholder’s amount realized on the redemption, calculated as described above, exceeds the unitholder’s basis in all of its Operating Trust units immediately before the redemption.
      Treatment of a Sale of the Operating Trust Units. If a unit redemption is treated as a sale, gain or loss from the disposition will be based on the difference between the amount realized on the disposition and the basis attributable to the Operating Trust unit that is redeemed. See “— Basis of Units” below. The amount realized on the redemption of a unit generally will equal the sum of:

•	any cash received;

•	the fair market value of any other property received; and

•	the amount of the Operating Trust liabilities allocated to the unit.
      Because the amount realized includes any amount attributable to the relief from the Operating Trust liabilities attributable to the unit, a unitholder could have taxable income, or perhaps even a tax liability, in excess of the amount of cash and property received upon the disposition of the unit.
      Generally, gain recognized on the disposition of an Operating Trust unit will be capital gain. However, any portion of the Operating Trust unitholder’s amount realized on the disposition of a unit that is attributable to “unrealized receivables” of the Operating Trust, as defined in section 751 of the Internal Revenue Code, will give rise to ordinary income. The amount of ordinary income that would have to be recognized would be equal to the amount by which the unitholder’s share of unrealized receivables of the Operating Trust exceeds the portion of the unitholder’s basis that is attributable to those assets. Unrealized receivables include, to the extent not previously included in the Operating Trust’s income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts attributable to prior depreciation deductions that would be subject to recapture as ordinary income if the Operating Trust had sold its assets at their fair market value at the time of the disposition.
      For individuals, trusts and estates, net capital gain from the sale of an asset held one year or less is subject to tax at the applicable rate for ordinary income. For these taxpayers, the maximum rate of tax on the net capital gain from a sale or exchange of an asset held for more than one year generally is 15% for sales or exchanges occuring prior to January 1, 2011 (and 20% for sales or exchanges occuring thereafter). However, a 25% rate applies to the extent that net capital gains attributable to the sale of depreciable real property are attributable to prior depreciation deductions not otherwise recaptured as ordinary income under other depreciation recapture rules. The applicable Treasury regulations apply the 25% rate to a sale of an interest in a pass-through entity, such as a partnership, to the extent that the gain realized on the sale of the interest is attributable to prior depreciation deductions by the partnership that have not otherwise been recaptured as ordinary income. Accordingly, any gain on the sale of an Operating Trust unit held for more than one year could be treated partly as gain from the sale of a long-term capital asset subject to a 15% (or 20%) tax rate, partly as gain from the sale of depreciable real property subject to a 25% tax rate to the extent attributable to prior depreciation deductions by the Operating Trust that have not been otherwise recaptured as ordinary income, and partly as ordinary income to the extent attributable to unrealized receivables. Each Operating Trust unitholder should consult with its own tax advisor regarding the application of the 25% rate to a sale of the Operating Trust units.
      Basis of Units. In general, a unitholder who received units in exchange for a contribution of property had an initial tax basis in the units equal to the unitholder’s basis in the contributed property plus the unitholder’s share of the liabilities of the Operating Trust. A unitholder’s initial basis generally is increased by the unitholder’s share of the Operating Trust’s taxable income and increases in the unitholder’s share of the liabilities of the Operating Trust, including any increase in the unitholder’s share of nonrecourse liabilities. A unitholder’s initial basis generally is decreased, but not below zero, by the unitholder’s share of the Operating Trust’s distributions, decreases in the unitholder’s share of liabilities of the Operating Trust, including nonrecourse liabilities, the unitholder’s share of losses of the Operating Trust, and the unitholder’s share of nondeductible expenditures of the Operating Trust that are not chargeable to capital.
      Potential Application of the Disguised Sale Rules to a Redemption of Units. There is a risk that if a unit is redeemed, particularly if it is redeemed within two years of when it was issued, the IRS might contend that the original transaction pursuant to which the units were issued should be treated as a “disguised sale” of property. Under the IRS’s disguised sale rules, unless an exception applies, a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration, including the assumption of or taking subject to a liability, from the partnership to the partner may be treated as a sale, in whole or in part, of the property by the partner to the partnership. If money or other consideration is transferred by a partnership to a partner within two years of the partner’s contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. If two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will not be presumed to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.
COMPARISON OF OWNERSHIP OF CLASS A-1 COMMON UNITS
AND COMMON SHARES
      Both the Operating Trust and Archstone-Smith are Maryland real estate investment trusts and, accordingly, the rights of the Operating Trust unitholders will be governed by the declaration of trust of the Operating Trust and Maryland law and the rights of Archstone-Smith shareholders will be governed by the declaration of trust of Archstone-Smith and Maryland law. The following is a summary of the material differences in the rights of unitholders of the Operating Trust and the holders of common shares of Archstone-Smith. Archstone-Smith is the sole trustee of the Operating Trust. Thus, Archstone-Smith has the exclusive right to manage the business and affairs of the Operating Trust.
      The following comparison of the rights of unitholders of the Operating Trust and holders of common shares of Archstone-Smith summarizes the material differences between the rights of unitholders of the Operating Trust and holders of common shares of Archstone-Smith but is not intended to list all of the differences. When reading this comparison, you should refer to the respective declarations of trust, including all amendments, of the Operating Trust and Archstone-Smith for complete information.
Issuance of Additional Equity Interests
      The Operating Trust. The Operating Trust is authorized to issue additional units, including to Archstone-Smith and its affiliates. These units may be issued in one or more classes or in one or more series of any class, with designations, preferences, rights, powers and duties, as determined by Archstone-Smith, as trustee, in its sole and absolute discretion without the approval of any unitholders, unless otherwise limited as described below.
      No Operating Trust common or preferred unit may be issued to Archstone-Smith unless:

•	the Operating Trust issues the units in connection with the grant, award or issuance of shares or other equity interests in Archstone-Smith having designations, preferences and other rights so that the economic interests attributable to the newly issued shares of Archstone-Smith are substantially similar to the designations, preferences and other rights, except voting rights, of the Operating Trust units issued to Archstone-Smith, and Archstone-Smith contributes to the Operating Trust the proceeds from the issuance of the shares received by Archstone-Smith; or

•	the Operating Trust issues the additional units to all unitholders holding the Operating Trust units in the same class or series in proportion to their respective percentage interests in the class or series.
      Archstone-Smith. Under the Archstone-Smith declaration of trust, the Archstone-Smith board of trustees may amend the declaration of trust, without the consent of the shareholders of Archstone-Smith, to increase or decrease the aggregate number of shares or the number of shares of any class which Archstone-Smith has authority to issue, subject to the rights of holders of any class or series of preferred shares. Subject to the rights of holders of any class or series of preferred shares, the Archstone-Smith board of trustees also may classify or reclassify any unissued shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications or terms or conditions of redemption of the shares by filing articles supplementary pursuant to Maryland law. In addition, subject to the rights of holders of any class or series of preferred shares, the Archstone-Smith board may issue from the authorized but unissued shares of the trust preferred shares in series and establish from time to time the number of preferred shares to be included in each such series and fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each series.
Additional Equity/ Preemptive Rights
      The Operating Trust. Unitholders of the Operating Trust, except Archstone-Smith, are not required to make additional capital contributions to the Operating Trust unless they have entered into a deficit restoration agreement that requires additional contributions upon liquidation of the Operating Trust. In addition, Archstone-Smith generally is required to contribute net proceeds of any sale of equity interests in Archstone-Smith to the Operating Trust in exchange for additional units. Except to the extent expressly granted by the Operating Trust, in an agreement other than the Operating Trust declaration of trust, no person or entity, including any unitholder of the Operating Trust, has any preemptive, preferential or other similar right with respect to additional capital contributions or loans to the Operating Trust or the issuance or sale of any Operating Trust units or other interests of the Operating Trust.
      Archstone-Smith. No person or entity, including any shareholders of Archstone-Smith, has any preemptive, preferential or other similar right with respect to additional capital contributions or loans to Archstone-Smith or the issuance or sale of any Archstone-Smith shares of beneficial interest or other interests of the Operating Trust.
Distributions
      The Operating Trust. The Operating Trust declaration of trust provides for the distribution of available cash on at least a quarterly basis when, as and if declared by the Operating Trust board out of funds legally available for the payment of distributions. Available cash means all cash revenues and funds of the Operating Trust plus any reduction in reserves and minus interest, principal and other debt payments, all cash expenditures, including capital expenditures, investments in any entity, including loans, and any additions to reserves and other adjustments, as determined by the Operating Trust in its sole discretion. The Operating Trust makes distributions to all unitholders who are unitholders on the record date for the distribution in the following order:

•	first, to each unitholder, including Archstone-Smith, who holds a unit of a class or series that is entitled to a preference according to the rights of that class or series of unit; and

•	second, to the extent that there is available cash after payment of any preferences, to the unitholders who hold a unit that is not entitled to a preference in distributions, including Class A-1 common units, Class A-2 common units and Class B common units, pro rata to each class or series and, within each class or series, in proportion to the unitholder’s percentage share of that class or series.
      Unless otherwise specifically provided for in the Operating Trust declaration of trust or a supplement to the declaration of trust, at the time a new class or series is created, no unit will be entitled to preferential distribution. Distributions payable with respect to any Class B units that were outstanding during the entire quarterly or shorter period on which the distribution is based will be prorated based on the portion of the period that these units were outstanding, but distributions paid with respect to Class A-1 and Class A-2 common units will generally not be prorated. An Operating Trust unitholder will not in any event receive a distribution of available cash with respect to a unit if the unitholder is entitled to receive a distribution out of that same available cash with respect to an Archstone-Smith share for which that unit has been exchanged or redeemed.
      The Operating Trust will make reasonable efforts, as determined by it in its sole and absolute discretion and consistent with Archstone-Smith’s qualification as a REIT, to distribute available cash:

•	to the unitholders so as to preclude the distribution from being treated as part of a disguised sale for federal tax purposes; and

•	to all unitholders so that the amount distributed to Archstone-Smith is sufficient to enable Archstone-Smith to pay shareholder distributions that will:

•	satisfy the requirements for qualifying as a REIT; and

•	avoid any federal income or excise tax liability for Archstone-Smith.
      If Archstone-Smith is not publicly traded, the Operating Trust is required to make cash distributions with respect to Class A-1 and Class A-2 common units at least annually for each taxable year of the Operating Trust beginning before the twentieth anniversary of the partnership merger in an aggregate amount that reflects at least 90% of the Operating Trust’s taxable income for that year allocable to the Class A-1 and Class A-2 common units. These distributions will be made not later than 60 days after the end of that year.
      Archstone-Smith. Maryland REIT law does not specify rules for the payment of dividends or other distributions by Maryland REITs, such as Archstone-Smith. The Archstone-Smith declaration of trust provides that the trustees will endeavor to declare and pay distributions as necessary for it to qualify as a REIT under the Internal Revenue Code, so long as qualification as a REIT, in the opinion of the board of trustees, is in the best interest of the shareholders. However, shareholders do not have any right to a distribution unless and until authorized by the board of trustees and declared by the trust and then subject to the rights of holders of any class or series of preferred shares.
Nature of Investment
      The Operating Trust. The Class A-1 common units constitute equity interests of the Operating Trust entitling each holder to its proportionate share of cash distributions made to the holders of units.
      Archstone-Smith. Archstone-Smith common shares constitute equity interests of Archstone-Smith. Archstone-Smith is entitled to receive its proportionate share of distributions made by the Operating Trust with respect to the units. Each holder of Archstone-Smith common shares is entitled to a proportionate share of any dividends or distributions paid with respect to the common shares. The dividends payable to the holders of Archstone-Smith common shares are not fixed in amount and are only paid if, when and as declared by Archstone-Smith’s board of trustees. In order to qualify as a REIT, Archstone-Smith must distribute at least 90% of its taxable income, excluding capital gains, and any taxable income, including capital gains, not distributed will be subject to corporate income tax.
Liquidity
      The Operating Trust. A holder of Class A-1 common units may only transfer its units with Archstone-Smith’s consent, which consent may be withheld in Archstone-Smith’s sole discretion. Subject to conditions, each holder of Class A-1 common units has the right to elect to have its units redeemed by the Operating Trust. Upon redemption, such holder will receive, at Archstone-Smith’s election, either Archstone-Smith common shares or the cash equivalent in exchange for such units.
      Archstone-Smith. Archstone-Smith’s common shares are freely transferable, subject to the ownership limit contained in Archstone-Smith’s declaration of trust. The common shares are listed on the New York Stock Exchange, and a public market for the common shares exists. The breadth and strength of this secondary market will depend, among other things, upon the number of common shares outstanding, Archstone-Smith’s financial results and prospects, the general interest in Archstone-Smith and its real estate investments and Archstone-Smith’s dividend yield compared to that of other debt and equity securities.
Management
      The Operating Trust. Except as otherwise expressly provided in the Operating Trust declaration of trust, the business and affairs of the Operating Trust are managed by its trustee, Archstone-Smith, which has the exclusive right and full authority and responsibility to manage and operate the Operating Trust’s business. Unitholders do not have any right to participate in or exercise control or management power over the business and affairs of the Operating Trust or the power to sign documents for or otherwise bind the Operating Trust. Archstone-Smith, as trustee, has full power and authority to do all things it deems necessary or desirable to conduct the business of the Operating Trust, as described below. In particular, Archstone-Smith, as trustee, is under no obligation to consider the tax consequences to unitholders when making decisions for the benefit of the Operating Trust. The unitholders, other than the Class A-2 common unitholders, have no power to remove Archstone-Smith or any other trustee. Archstone-Smith and any other trustee, however, may not take any action that is contrary to an express limitation or prohibition in the Operating Trust declaration of trust without an amendment to that provision adopted under the Operating Trust declaration of trust.
      In addition, the consent of the unitholders to some matters is necessary in limited circumstances, as described below.
      Archstone-Smith. Except as otherwise expressly provided in the Archstone-Smith declaration of trust, the business and affairs of Archstone-Smith are managed by its board of trustees. Shareholders do not have any right to participate in or exercise control or management power over the business and affairs of Archstone-Smith or the power to sign documents for or otherwise bind Archstone-Smith.
Sale of All or Substantially All Assets, Mergers, Consolidations or Similar Transactions
      The Operating Trust. A sale, exchange, transfer or other disposition of all or substantially all of the assets of the Operating Trust in a single transaction or a series of related transactions, other than pursuant to a dissolution and liquidation of the Operating Trust, including by way of a merger, consolidation or other combination of the Operating Trust with another entity, will require the following:

•	if the transaction is in connection with a similar transaction involving Archstone-Smith which has also been approved by a majority of the outstanding Operating Trust units, including the Operating Trust units held directly or indirectly by Archstone-Smith, and in connection with which all unitholders have the right to receive consideration which, on a per unit basis, is equivalent in value to the consideration to be received by the shareholders of Archstone-Smith on a per share basis, approval by the holders of a majority of the outstanding Operating Trust common units outstanding and entitled to vote thereon, including any Class A-2 units held by Archstone-Smith; or

•	in the case of any other transaction, the approval of the holders of majority of the outstanding the Operating Trust Class A-1 common units outstanding and entitled to vote thereon.
      Archstone-Smith. Under the Maryland REIT Law, a merger involving a Maryland real estate investment trust generally requires approval by the affirmative vote of not less than two-thirds of all votes entitled to be cast on the matter, unless the declaration of trust specifies a greater or lesser percentage, but not less than a majority of all votes entitled to be cast. The Maryland REIT Law does not address the requirements for the approval by shareholders of a consolidation or sale of all or substantially all of the assets of a real estate investment trust.
      Subject to the rights of any class or series of preferred shares outstanding, the Archstone-Smith declaration of trust provides that the trust may merge with or into another entity, consolidate the trust with one or more other entities into a new entity, or sell or otherwise dispose of all or substantially all of the assets of the trust so long as such action is approved by the board of trustees and by the shareholders at a special meeting by the affirmative vote of the holders of not less than a majority of the shares outstanding and entitled to vote on the matter.
Indemnification
      The Operating Trust. The Operating Trust will indemnify, to the fullest extent provided by law, any person or entity made a party to a proceeding by reason of its status as a unitholder or a trustee, director or officer of Archstone-Smith or the Operating Trust and any other persons or entities as Archstone-Smith may designate, in its sole discretion, from and against any and all losses, claims, damages, liabilities, joint or several, and expenses. Expenses include, without limitation, attorneys’ fees and other legal fees and expenses, judgments, fines, settlements and other amounts arising from or in connection with any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, incurred by the indemnitee and relating to the Operating Trust or Archstone-Smith or the operation of, or the ownership of property by, either Archstone-Smith or the Operating Trust, as described in the declaration of trust of the Operating Trust, in which the indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a final determination of a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services, or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.
      Any indemnification will be made only out of the assets of the Operating Trust and any insurance proceeds from the liability policy covering Archstone-Smith or the Operating Trust. Indemnitees, Archstone-Smith, and limited partners will have no obligation to contribute to the capital of the Operating Trust or otherwise provide funds to enable the Operating Trust to fund its indemnity obligations.
      the Operating Trust may advance amounts to an indemnitee for expenses upon receipt of:

•	a written affirmation of the indemnitee that it believes it has met the standard of conduct necessary to entitle it to indemnification, and

•	a written undertaking of the indemnitee that it will repay any advances if it shall be ultimately determined that the indemnitee did not meet the appropriate standard of conduct.
      These indemnification rights are in addition to any other rights afforded to an indemnitee under any other agreement, by vote of the unitholders, under applicable law or otherwise. These rights will continue as to an indemnitee who has ceased to serve unless otherwise provided in a written agreement under which indemnitees are indemnified. The Operating Trust is authorized to purchase and maintain insurance on behalf of the indemnitees with respect to the foregoing matters.
      Excise taxes assessed on an indemnitee with respect to an employee benefit plan according to applicable law will constitute fines. Actions taken or omitted by the indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan will be deemed to be for a purpose which is not opposed to the best interests of the Operating Trust.
      An indemnitee will not be denied indemnification in whole or in part because the indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of the declaration of trust of the Operating Trust.
      Archstone-Smith. Maryland law generally permits a Maryland real estate investment trust to indemnify any person made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that the person is or was a trustee, officer, employee or agent of the trust or any predecessor entity, or is or was serving at the request of the trust or predecessor entity as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, on the same terms and subject to the same limitations as described above for a Maryland corporation.
      The declaration of trust of Archstone-Smith provides that the trust shall indemnify each trustee, officer and employee to the fullest extent permitted by Maryland law, as amended from time to time, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a trustee, officer, employee or agent of the trust or is or was serving at the request of the trust as a director, trustee, officer, partner, manager, member, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise or employee benefit plan, from all claims and liabilities to which such person may become subject by reason of service in such capacity and shall pay or reimburse reasonable expenses, as such expenses are incurred, of each trustee, officer, employee or agent in connection with any such proceedings.
Amendment of Declaration of Trust
      The Operating Trust. In general, the declaration of trust of the Operating Trust may be amended only with the approval of Archstone-Smith, as trustee, and unitholders holding a majority of the outstanding common units entitled to vote thereon. However, after Archstone-Smith has declared an amendment advisable, the holders of at least a majority of the outstanding Class A-2 common units have the power, without the consent of the other unitholders, to amend the declaration of trust of the Operating Trust as may be required:

•	to add to the obligations of Archstone-Smith or surrender any right or power granted to Archstone-Smith or any affiliate of Archstone-Smith for the benefit of the unitholders;

•	to reflect any changes in the status of unitholders under the declaration of trust of the Operating Trust;

•	to set forth the designations, rights, powers, duties and preferences of the holders of any additional units issued according to the authority granted to Archstone-Smith under the Operating Trust declaration of trust;

•	to reflect a change that does not adversely affect the unitholders in any material respect, or to cure any ambiguity, correct or supplement any provision in the Operating Trust declaration of trust that is not inconsistent with law or with other provisions of the Operating Trust declaration of trust, or make other changes with respect to matters arising under the Operating Trust declaration of trust that will not be inconsistent with law or with the provisions of the Operating Trust declaration of trust; and

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local agency or contained in federal, state or local law.
      The approval of the holders of at least a majority of the outstanding Class A-1 common units is necessary to amend provisions regarding, among other things:

•	the restrictions imposed on the issuance of additional units to Archstone-Smith other than in connection with the issuance by Archstone-Smith of shares or in connection with a distribution by the Operating Trust to all unitholders;

•	the distribution requirements with respect to the Operating Trust Class A-1 and Class A-2 common units if Archstone-Smith is not publicly traded;

•	the restrictions on Archstone-Smith’s authority described above under “— Sale of Substantially All of the Operating Trust’s Assets”;

•	the restrictions on Archstone-Smith’s power to conduct businesses other than owning units of the Operating Trust and managing the business of the Operating Trust and the relationship of Archstone-Smith shares to the units;

•	the limitations on transactions with affiliates;

•	the liability of Archstone-Smith for monetary damages to the Operating Trust;

•	the rights of unitholders to obtain specified information; or

•	the transfer of units held by Archstone-Smith.

      The Operating Trust declaration of trust may not be amended with respect to any unitholder adversely affected by the amendment without the consent of that unitholder if the amendment would, among other things:

•	convert a unit into a Class A-2 common unit;

•	modify the limited liability of a unitholder or require a unitholder to make additional capital contributions;

•	allow Archstone-Smith to take any action in contravention of any express prohibition or limitation of the declaration of trust;

•	alter the interest of a unitholder in profits or losses, or the right to receive any distributions, except as permitted under the declaration of trust of the Operating Trust with respect to the admission of new unitholders, or the issuance of additional Operating Trust units;

•	alter the redemption right of the unitholders of the Operating Trust;

•	alter the rights of unitholders to transfer their units;

•	alter the time periods before which Archstone-Smith may cause a dissolution of the Operating Trust or before which it may permit a termination of the Operating Trust’s status as a partnership for federal income tax purposes;

•	alter the provision requiring the approval of each unitholder adversely affected by a proposed amendment of the Operating Trust declaration of trust; or

•	alter the provisions regarding the giving of notice under the declaration of trust.
      Archstone-Smith. Subject to the rights of any class or series of preferred shares outstanding, amendments to the declaration of trust of Archstone-Smith are governed by the provisions of the Maryland REIT Law. Under the Maryland REIT Law, with specified exceptions, amendments to Archstone-Smith’s declaration of trust require its board of trustees to adopt a resolution which sets forth the proposed amendment, declare that it is advisable and direct that the proposed amendment be submitted for consideration at an annual or special meeting of the shareholders entitled to vote to approve the amendment and require approval by at least a majority of the outstanding shares entitled to vote.
      As permitted under Maryland REIT Law, however, the Archstone-Smith declaration of trust provides that the trustees, by a two-thirds vote, may at any time amend the declaration of trust solely to enable the trust to qualify as a REIT under the Internal Revenue Code or as a real estate investment trust under Maryland law, without action by its shareholders. In addition, as permitted by Maryland REIT Law, the Archstone-Smith declaration of trust permits the board of trustees, without any action by the shareholders, to amend the declaration of trust to increase or decrease the aggregate number of shares of beneficial interest or, subject to the rights of holders of certain series of preferred shares, the number of shares of beneficial interest of any class that the trust has authority to issue.
Meetings and Voting Rights
      The Operating Trust. There will be an annual meeting of unitholders at a time and place as the Operating Trust shall prescribe, at which trustees may be elected and any other proper business may be conducted. The annual meeting of unitholders will be held upon reasonable notice at a convenient location and within a reasonable period following delivery of the annual report. Special meetings of unitholders may be called by the Operating Trust or by the chairman of the board, president or chief financial officer of the Operating Trust, and must be called upon the written request of unitholders holding in the aggregate 25% or more of the outstanding units of the Operating Trust entitled to vote. Notice stating the place, date and time of the unitholders’ meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered not less than 10 nor more than 60 days before the day of the meeting either personally or by mail to each unitholder of record entitled to vote at the meeting. No unitholder not entitled to vote at a meeting will have any rights to notice of a meeting except as expressly provided for in the Operating Trust declaration of trust or under law. No other business than that which is stated in the call for a special meeting will be considered at the meeting.
      Only Class A-2 common unitholders have the right to vote in the election of trustees. Exclusive voting power is vested in the common units, except to the extent that the Operating Trust declaration of trust or Maryland law provides voting rights to any other class of units.
      Archstone-Smith. There will be an annual meeting of shareholders at a time and place as Archstone-Smith shall prescribe, at which trustees may be elected and any other proper business may be conducted. The annual meeting of shareholders will be held upon reasonable notice at a convenient location and within a reasonable period following delivery of the annual report. Archstone-Smith’s declaration of trust provides that special meetings of shareholders may be called by a majority of the trustees or by the chairman of the board, the president or the chief executive officer, and upon the written request of shareholders holding not less than 25% of the outstanding shares entitled to vote.
Taxation
      The Operating Trust. The Operating Trust is not subject to federal income taxes. Instead, each holder of units includes his allocable share of the Operating Trust’s taxable income or loss in determining his individual federal income tax liability.
      Income and loss from the Operating Trust generally will be subject to the “passive activity” limitations. Under the “passive activity” rules, income and loss from the Operating Trust that is considered “passive income” generally can be offset only against income and loss from other investments that constitute “passive activities,” unless the Operating Trust is considered a “publicly traded partnership,” in which case income and loss from the Operating Trust can be offset only against other income and loss from the Operating Trust. Income of the Operating Trust, however, attributable to dividends from our property service businesses or interest paid by the property service businesses will not qualify as passive income and cannot be offset with losses and deductions from a “passive activity,” including losses and deductions attributable to the Operating Trust’s multifamily rental activities.
      Cash distributions from the Operating Trust will not be taxable to a holder of units except to the extent they exceed the holder’s basis in his interest in the Operating Trust, which includes the holder’s allocable share of the Operating Trust’s debt.
      Each year, holders of units will receive a Schedule K-1 tax form containing detailed tax information for inclusion in preparing their federal income tax returns.
      Holders of units are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which the Operating Trust owns property, even if they are not residents of those states.
      Archstone-Smith. Archstone-Smith has elected to be taxed as a REIT. So long as Archstone-Smith qualifies as a REIT, it will be permitted to deduct dividends paid to its shareholders, which effectively will reduce the “double taxation” that typically results when a corporation earns income and distributes that income to its shareholders in the form of dividends. Our taxable REIT subsidiaries, however, will not qualify as REITs and thus they will be subject to federal income tax on their net income at normal corporate rates. The maximum effective federal income tax rate for corporations under current law is 35%.
      Dividends Archstone-Smith pays will be treated as “portfolio” income and cannot be offset with losses from “passive activities.”
      Distributions Archstone-Smith makes to its taxable domestic shareholders out of current or accumulated earnings and profits will be taken into account by them as ordinary income. Distributions in excess of current or accumulated earnings and profits that are not designated as capital gain dividends will be treated as a non-taxable return of basis to the extent of a shareholder’s adjusted basis in its shares of common stock, with the excess taxed as capital gain. Distributions that are designated as capital gain dividends generally will be taxed as gains from the sale or exchange of a capital asset held for more than one year, to the extent they do not exceed Archstone-Smith’s actual net capital gain for the taxable year. Archstone-Smith may elect to require its shareholders to include its undistributed net capital gains in their income. If Archstone-Smith so elects, shareholders would include their proportionate share of such gains in their income and be deemed to have paid their share of the tax paid by Archstone-Smith on such gains.
      Each year, shareholders will receive Form 1099 used by corporations to report dividends paid to their shareholders.
      Shareholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to Archstone-Smith’s operations and distributions. Archstone-Smith may be required to pay state income taxes in states where it is authorized to do business.
SELLING SHAREHOLDERS
      Certain holders of the Operating Trust Class A-1 common units who receive common shares when they redeem their Class A-1 common units and who are not, now or at the time of exchange, affiliates of Archstone-Smith may resell those common shares without having to register them under the Securities Act of 1933. However, those unitholders who receive common shares when they redeem their Class A-1 common units and who may be affiliates of Archstone-Smith may need to register the resale of those common shares under the Securities Act of 1933. They may use this prospectus supplement, the accompanying prospectus and the registration statement of which this prospectus supplement and the accompanying prospectus are a part to offer and sell those common shares. In addition, certain other holders of Archstone-Smith common shares may use this prospectus supplement, the accompanying prospectus and the registration statement of which this prospectus supplement and the accompanying prospectus are a part to offer and sell their common shares. Each of the Operating Trust unitholders described in this paragraph is referred to in this prospectus supplement as a “selling shareholder” and the Archstone-Smith common shares that the selling shareholders may sell are referred to in this prospectus supplement as the “offered shares”.
      The table on Appendix A lists each Operating Trust unitholder who may receive common shares in exchange for its Class A-1 common units and shows the number of common shares which each such unitholder may receive in exchange for its Class A-1 common units. These holders may use this prospectus supplement, the accompanying prospectus and the registration statement of which this prospectus supplement and the accompanying prospectus are a part to offer to sell their common shares. Since the holders of Class A-1 common units may exchange all, some or none of their Class A-1 common units for common shares and may then sell all, some or none of their common shares, Archstone-Smith cannot determine the number of common shares which each person will own after this offering.
PLAN OF DISTRIBUTION
      This prospectus supplement relates to the possible issuance by Archstone-Smith of up to 9,114,847 common shares if, and to the extent that certain holders of the Operating Trust Class A-1 common units redeem their Class A-1 common units for Archstone-Smith common shares. A portion of the Operating Trust Class A-1 common units that are the subject of this prospectus supplement are redeemable by the unitholders on or after July 28, 2006 and the remaining portion of the Operating Trust Class A-1 common units that are the subject of this prospectus supplement are redeemable by the unitholders on or after August 4, 2006. This prospectus supplement also relates to the offer and sale of those common shares from time to time by any such unitholder who may be an affiliate of Archstone-Smith. Archstone-Smith has registered the common shares to enable the holders of Class A-1 common units who may be affiliates of Archstone-Smith to resell the common shares from time to time. However, the registration of the common shares does not necessarily mean that those unitholders or shareholders will offer or sell any of the common shares.

      Archstone-Smith will not receive any additional consideration when it issues common shares to the holders of Class A-1 common units upon redemption of their Class A-1 common units. Also, Archstone-Smith will not receive any of the proceeds when any Archstone-Smith shareholder sells any of its common shares pursuant to this prospectus supplement.
      Any of the selling shareholders may from time to time, in one or more transactions, sell all or a portion of the offered shares on the New York Stock Exchange, in the over-the-counter market, on any other national securities exchange on which the common shares are listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the offered shares from time to time will be determined by the selling shareholders and, at the time of such determination, may be higher or lower than the market price of the common stock on the New York Stock Exchange. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concession or commissions from a selling shareholder or from purchasers of the offered shares for whom they may act as agents, and underwriters may sell the offered shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The offered shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the offered shares may be sold include:

•	a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus supplement;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	an exchange distribution in accordance with the rules of the New York Stock Exchange;

•	privately negotiated transactions; and

•	underwritten transactions.
      The selling shareholders and any underwriters, dealers and agents participating in the distribution of the offered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the offered shares by the selling shareholders and any commissions received by an such broker-dealers may be deemed to be underwriting commissions under the Securities Act.
      When a selling shareholder elects to make a particular offer of the offered shares, this prospectus supplement and a further prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling shareholder and any other required information.
      In order to comply with the securities laws of certain states, if applicable, the selling shareholders may sell the common shares only through registered or licensed agents or broker-dealers. In addition, in certain states, the selling shareholders may not sell the common shares unless they register or qualify those common shares for sale in that state or comply with an available exemption from registration or qualification.
      Archstone-Smith has agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the offered shares, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of its counsel and accountants. The selling shareholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the selling shareholders and stock transfer and other taxes attributable to the sale of the offered shares. Under agreements that may be entered into by Archstone-Smith, underwriters, dealers and agents who participate in the distribution of the offered shares, and their respective directors, trustees, officers, partners, agents, employees and affiliates, may be entitled to indemnification by Archstone-Smith against specified liabilities, including liabilities, losses, claims, damages and expenses and any actions or proceedings arising under the securities laws in connection with this offering, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Archstone-Smith also has agreed to indemnify each of the selling shareholders and each person who controls (within the meaning of the Securities Act) such selling shareholder, and their respective directors, trustees, officers, partners, agents, employees and affiliates, against specified losses, claims, damages, liabilities and expenses and any actions or proceedings arising under the securities laws in connection with this offering. Each of the selling shareholders has agreed to indemnify Archstone-Smith, each person who controls Archstone-Smith (within the meaning of the Securities Act), underwriters, dealers and agents, and each of its and their directors, trustees, officers, partners, agents, employees and affiliates, against specified losses, claims, damages, liabilities and expenses arising and any actions or proceedings under the securities laws in connection with this offering with respect to written information furnished to Archstone-Smith by such selling shareholder.
      Archstone-Smith may from time to time issue up to 9,114,847 common shares upon the redemption of Class A-1 common units. Archstone-Smith will acquire one Class A-2 common unit in the Operating Trust in exchange for each common share which Archstone-Smith issues to holders of Class A-1 common units pursuant to this prospectus supplement. As a result, with each redemption, Archstone-Smith’s interest in the Operating Trust will increase.

APPENDIX A

Number of Common Shares
Which May Be Received in
Exchange for Redemption
Name	of Class A-1 common units

AB Acquisition Holdings, LLC	1,179,710
Adinoff, Margery	1,662
Alperstein Sixth Amended Inter Vivos Trust	7,945
Ambraziunas Trust, Bryce L.	332
Bardack, Neil	628
Bardack, Phillip	628
Behymer, Lynden	1,486
Berk Inter Vivos Trust, Peggy C.	13,094
Blum Separate Property Trust, Burt J.	46,357
Blum Separate Property Trust, Joan L.	55,123
Bobys, Hugh M.	4,464
Broida Trust #1, Edward R.	513,175
Broida, Eric	5,670
Broida, Julie	5,672
Cat’s Meow Investments LLC	8,559
Contreras Living Trust	438
Dann, Gary	82
Dashe Family Trust	1,785
Davidson Inter Vivos Trust, H. A.	7,018
Davis, (Milton) Stephen & Catharine	1,326
Domyan, Arpad & Katherine	2,359
DTK Defined Benefits Plan	1,201
Elconin, Kenneth	1,895
Evans Family Trust, Edwin J.	5,608
First Sun Investments LLC	86,124
Gantman, Sheri Meyers	2,293
Garden Grove Louisiana Holdings LLC	3,204
Gemwood Properties, LLC	97,536
Gillin 1998 Irrevocable Trust, Phillip H.	11,195
Gillin Trust, Phillip H.	6,566
Glick Trust, Maureen	7,067
Goldner Family Trust, J. L.	60,634
Goldstein, Bruce	67
HAKP Property, LLC	293,843
Hattenbach Revocable Trust, Mildred	4,585
Heller, Warren	10,525
Herson Family Trust	663
Herzoff Marital Trust, Stanley	23,077
Hirsch Family Living Trust	1,104
Jacobs, Albert R.	6,757
Jay Living Trust, Dennis G.	111,511

Number of Common Shares
Which May Be Received in
Exchange for Redemption
Name	of Class A-1 common units

JMKP Property, LLC	146,921
Kaufman, Jay A.	4,680
Klein Joint Living Trust, James M. and Chantal B.	1,012
Klein, Leslie	4,464
Koplowitz Family Trust	1,785
Krupin Trust	32,375
Kurtanich, Philip	1,943
Levin Revocable Trust	663
Lewis Inter Vivos Trust C	591
Lindenberg, Robert & Meryl	341
Lipuma, Tom	154
London, Jennifer	1,233
MacKay Family Trust, dated 12/4/81	14,717
Mandt, Ruth Carr	104,027
Marbrisas Holdings	56,722
Marina Del Rey CCA	268,633
Mawardi Living Trust, Youssef K.	8,926
McGowan, Karen	2,946
McKernan Trust, Shirley R.	669,970
Melchiorre Trust, Sherry	71,742
Merritt, Michael James	1,146
Meyers Trust, Hal	5,248
Meyers, Dennis	2,293
Mission Bay Boston Holdings, LLC	53,237
Neale, Laura and Walter	7,950
Oakcrest Holdings LLC	46,614
Oakwood LaSalle LP	8,783
Oakwood Pasadena, LLC	46,086
Oakwood Woodland Hills Investments	252,069
OGA San Jose	389,272
Olszewski, Paul R.	47,613
R&B Realty Group	967,013
Rosenthal Declaration of Trust	13,192
Ruby Living Trust, Ken & Wendy	452,603
Ruby Trust, Howard F.	963,595
Rudofsky, Morris W.	663
SAF Holdings, LLC	28,732
San Jose CCA	330,053
Satin-Kakuris, Terry L.	227
SBCA Mid Wilshire GP,LLC	1,807
Schenkman Family Trust	5,262
Schenkman Trust, Helen	5,262

Number of Common Shares
Which May Be Received in
Exchange for Redemption
Name	of Class A-1 common units

Schneider, Stanley	21,733
Schwegman, Joan	778
Scott & Ruth Scott Inter Vivos Trust, S. Dell	15,555
Sefman 1986 Living Trust, Paul & Steven Benario	312
Sefman Trust, dated 10/19/77, Julie E.	627
Sherman Oaks Holding Company, LLC	41,850
Short Revocable Trust, Elaine	46,022
Silverstein Trust, R. & K.	663
SJCCA-A Holdings, LLC	330,053
Smoot Trust, Frederick M.	8,926
Starkman Family Trust	13,511
Steuer Revocable Trust, Anita	12,137
Stone Family Trust	7,018
Sunset Terrace Apartments	8,734
Thaler, Robin	1,469
To The Beach Properties LLC	8,559
Trachman Family Trust, L. E.	60,634
Verdugo Parkview Apartments	11,485
Waterman, Annette	3,914
Weiss Family Trust UA, dated 7/19/88	5,741
Wells, Judith	2,807
Westside CCA	25,830
WHCCA-A Holdings, LLC	412,240
Williams Revocable Trust, Jack and Estelle	1,753
Wilshire West Dev. Co.	9,728
Wolman Trust Agreement	504
Woodland Hills CCA	412,240
Wrate, Helen	778
Wrate, John C.	1,233
Yablon, Louis J.	19,511
Yablon, Priscilla	10,523
Zittrer del Valle, Lori Jo	2,086

Archstone-Smith Trust
Common Shares
Preferred Shares
Rights
        We may offer and sell from time to time common shares of beneficial interest, preferred shares of beneficial interest and rights to purchase common shares of beneficial interest covered by this prospectus independently, or together in any combination that may include other securities set forth in an accompanying prospectus supplement, in one or more offerings, for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. Our outstanding common shares are listed on the New York Stock Exchange under the symbol “ASN”. This prospectus provides you with a general description of the securities we may offer.
      Each time securities are sold using this prospectus, we will provide a supplement to this prospectus or possibly other offering material containing specific information about the offering. The supplement or other offering material may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement. You should read this prospectus and any supplement and/or other offering material carefully before you invest.
      We may sell securities to or through underwriters, dealers or agents. For additional information on the method of sale, you should refer to the section entitled “Plan of Distribution.” The names of any underwriters, dealers or agents involved in the sale of any securities and the specific manner in which they may be offered will be set forth in the prospectus supplement covering the sale of those securities.
      This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”
      Our principal executive offices are located at 9200 E. Panorama, Suite 400, Englewood, Colorado 80112 and our telephone number is (303) 708-5959.
      These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is July 28, 2006.

FORWARD-LOOKING STATEMENTS
      Certain statements included in, or incorporated into, this prospectus are “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections about the industry and markets in which we operate based on management’s beliefs and assumptions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and similar expressions are intended to identify these forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. Actual operating results may be affected by changes in national and local economic conditions, competitive market conditions, changes in financial markets that could adversely affect our cost of capital and our ability to meet our financing needs and obligations, weather, obtaining governmental approvals and meeting development schedules. Therefore, actual outcomes and results may differ materially from what is expressed, forecasted or implied in these forward-looking statements. Information concerning expected investment balances, expected funding sources, planned investments, and revenue and expense growth assumptions are examples of forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

i

ARCHSTONE-SMITH TRUST
      Archstone-Smith Trust, which we refer to as “Archstone-Smith,” is a real estate operating company engaged primarily in the operation, development, redevelopment, acquisition and long-term ownership of apartment communities in the United States. Archstone-Smith, together with Archstone-Smith Operating Trust, which we refer to as the “Operating Trust,” are structured as an umbrella partnership real estate investment trust or “UPREIT,” under which all property ownership and business operations are conducted through the Operating Trust. We are the sole trustee of the Operating Trust and owned approximately 86.5% of the Operating Trust at March 31, 2006.
      We are a real estate investment trust, or REIT, organized in 2001 under the laws of the State of Maryland. Our principal executive offices are located at 9200 E. Panorama Circle, Suite 400, Englewood, Colorado 80112, and our telephone number is (303) 708-5959.
USE OF PROCEEDS
      The net proceeds to us from the offered securities will be contributed to the Operating Trust in exchange for Class A-2 common units in the Operating Trust, in the case of an offering of common shares, or a corresponding series of preferred units, in the case of an offering of preferred shares, in the Operating Trust. Unless otherwise described in the applicable prospectus supplement, the Operating Trust will use the net proceeds from the sale of the offered securities for the acquisition and development of additional apartment properties as suitable opportunities arise, for the repayment of any outstanding indebtedness at such time, for capital improvements to properties and for general corporate purposes.
DESCRIPTION OF ARCHSTONE-SMITH SHARES OF BENEFICIAL INTEREST
      The following summary of the material terms of our shares of beneficial interest does not include all of the terms of the shares and should be read together with our declaration of trust and bylaws, which are incorporated by reference in this prospectus, and applicable Maryland law. See “Where You Can Find More Information” beginning on page 28. Our declaration of trust and bylaws are included as exhibits to the registration statement, of which this document is a part. Our authorized shares of beneficial interest consist of 450,000,000 shares, par value $0.01 per share, of which 449,999,500 shares are designated as common shares and 500 shares are designated as Series I cumulative redeemable preferred shares of beneficial interest.
      The following table sets forth our issued and outstanding common shares and preferred shares as of March 27, 2006:

Class or Series of Shares	Issued and Outstanding Shares

Common Shares	213,664,795
Series I Preferred Shares	500
      Under our declaration of trust, our board of trustees has the authority to issue authorized but unissued common shares and, subject to the rights of holders of any class or series of preferred shares, preferred shares in one or more classes or series, without shareholder approval. Our board of trustees also is authorized to reclassify authorized but unissued common shares into preferred shares, and authorized but unissued preferred shares into common shares or different classes or series of preferred shares, without shareholder approval, subject to the rights of holders of any class or series of preferred shares. Absent an express provision to the contrary in the terms of any class or series of authorized shares, under our declaration of trust, our board of trustees also has the power to divide or combine the outstanding shares of any class or series, without shareholder approval. The board of trustees may amend our declaration of trust without shareholder approval to increase or decrease the aggregate number of shares or the number of shares of any class or series.

      We believe that the power of our board of trustees to issue additional authorized but unissued common shares or preferred shares and to classify or reclassify unissued common shares or preferred shares and thereafter to cause us to issue such classified or reclassified shares of beneficial interest provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which may arise. The additional classes or series, as well as the common shares, generally will be available for future issuance without further action by our shareholders, unless such action is required by applicable law or the rules of the New York Stock Exchange. Although our board of trustees has no present intention of doing so, it could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of Archstone-Smith that might involve a premium price for holders of common shares or otherwise be in their best interests.
DESCRIPTION OF COMMON SHARES
General
      All Archstone-Smith common shares will be duly authorized, validly issued, fully paid and nonassessable.
      Subject to the preferential rights of any other shares of beneficial interest and to the provisions of our declaration of trust regarding ownership limitations and restrictions on transfers of shares of beneficial interest, holders of our common shares are entitled to receive distributions if, as and when authorized and declared by our board of trustees out of assets legally available therefor and to share ratably in our assets legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities. Before holders of our common shares are entitled to receive any distributions in any quarter, we must pay or set apart for payment distributions on all of its outstanding series of preferred shares.
      Subject to the provisions of our declaration of trust regarding ownership limitations and restrictions on transfer of shares of beneficial interest, and except for any special voting rights of any other class or series of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees. Except as provided with respect to any other class or series of shares of beneficial interest, the holders of our common shares possess the exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election and the holders of the remaining shares of beneficial interest, except as provided with respect to any other class or series of shares of beneficial interest, will not be able to elect any trustees. Holders of our common shares have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any of our securities. Subject to the exchange provisions of the declaration of trust regarding ownership limitations and restrictions on transfer, our common shares have equal distribution, liquidation, voting and other rights.
      Our declaration of trust permits the termination of the existence of Archstone-Smith if it is approved by:

•	at least a majority of the board of trustees, and

•	holders of not less than a majority of the outstanding shares of beneficial interest.
Transfer agent
      The transfer agent and registrar for the common shares is Mellon Investor Services, L.L.C., Jersey City, New Jersey.

Anti-Takeover Considerations
      Maryland law and our declaration of trust and bylaws contain a number of provisions that may have the effect of discouraging transactions that involve an actual or threatened change of control of Archstone-Smith. These provisions include:

•	Unsolicited Takeover Provisions of Maryland Law — Maryland law provides that the board of trustees is not subject to higher duties with regard to actions taken in a takeover context. These provisions may make it more difficult to effect an unsolicited takeover of a Maryland real estate investment trust. Maryland law also allows publicly held Maryland real estate investment trusts with at least three independent trustees to elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers.

•	Call of Special Meetings of Shareholders — Our declaration of trust provides that special meetings of shareholders may be called only by the chairman of the board, the president, the chief executive officer or a majority of the board of trustees, or by the holders of shares entitled to cast not less than 25% of all the votes entitled to be cast at the meeting. The effect of this provision is to make it more difficult for a shareholder to call a special meeting than if a lower percentage were required in our declaration of trust.

•	Advance Notice Provisions for Shareholder Nominations and Shareholder New Business Proposals — Our bylaws require advance written notice for shareholders to nominate a trustee or bring other business before a meeting of shareholders. This provision limits the ability of shareholders to make nominations for trustees or introduce other proposals that are not timely received for consideration at a meeting.

•	Business Combination with Interested Shareholders — The Maryland Business Combination Act provides that, unless exempted, a Maryland real estate investment trust may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, issuances of shares and other specified transactions, with an “interested shareholder” or its affiliates, for five years after the most recent date on which the interested shareholder became an interested shareholder and thereafter unless specified criteria are met.

•	Control Share Acquisitions — The Maryland Control Shares Acquisition Act provides that shares acquired by any person over one-tenth, one-third and a majority of the voting power of a real estate investment trust do not have voting rights, except to the extent approved by the vote of two-thirds of the votes entitled to be cast on the matter. Our bylaws exempt from the provisions of the Maryland Control Share Acquisition Act any business combination with any person. However, this provision of our bylaws, by its terms, may be amended, altered or repealed at any time, in whole or in part, by our board of trustees.

•	Other Constituencies — Maryland law expressly codifies the authority of a Maryland real estate investment trust to include in its charter a provision that allows the board of trustees to consider the effect of a potential acquisition of control on shareholders, employees, suppliers, customers, creditors and communities in which offices or other establishments of the trust are located. Our declaration of trust does not include a provision of this type. Maryland law also provides, however, that the inclusion or omission of this type of provision in the declaration of trust of a Maryland real estate investment trust does not create an inference concerning factors that may be considered by the board of trustees regarding a potential acquisition of control. This law may allow the board of trustees to reject an acquisition proposal even though the proposal was in the best interests of our shareholders.
Indemnification of Trustees and Officers
      Maryland REIT law permits a real estate investment trust to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a trustee, officer, employee or agent of the trust or is or was serving at the request of the trust as a director, officer, employee, partner, trustee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, unless it is established that:

•	the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the person actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.
      Maryland REIT law provides that indemnification may be provided against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. The indemnification may be provided, however, only if authorized for a specific proceeding after a determination has been made that indemnification is permissible under the circumstances because the person met the applicable standard of conduct. This determination is required to be made:

•	by the board of trustees by a majority vote of a quorum consisting of trustees not, at the time, parties to the proceeding or, if a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more trustees not, at the time, parties to the proceeding and who a majority of the board of trustees designated to act in the matter;

•	by special legal counsel selected by the board or board committee by the vote set forth above or, if such vote cannot be obtained, by a majority of the entire board; or

•	by the shareholders.
      If the proceeding is one by or in the right of the trust, indemnification may not be provided as to any proceeding in which the person is found liable to the trust.
      A Maryland real estate investment trust may pay, before final disposition, the expenses, including attorneys’ fees, incurred by a trustee, officer, employee or agent in defending a proceeding. Under Maryland law, expenses may be advanced to a trustee or officer when the trustee or officer gives a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking to the trust to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. Maryland law does not require that the undertaking be secured, and the undertaking may be accepted without reference to the financial ability of the trustee or officer to repay the advance. A Maryland real estate investment trust is required to indemnify any trustee who has been successful, on the merits or otherwise, in defense of a proceeding for reasonable expenses. The determination as to reasonableness of expenses is required to be made in the same manner as required for indemnification.
      Under Maryland law, the indemnification and advancement of expenses provided by statute are not exclusive of any other rights to which a person who is not a trustee seeking indemnification or advancement of expenses may be entitled under any charter, bylaw, agreement, vote of trustees, vote of directors or otherwise.
      Our declaration of trust provides that we shall indemnify each trustee, officer and employee to the fullest extent permitted by Maryland law, as amended from time to time, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a trustee, officer, employee or agent of the trust or is or was serving at our request as a director, trustee, officer, partner, manager, member, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise or employee benefit plan, from all claims and liabilities to which such person may become subject by reason of service in such capacity and shall pay or reimburse reasonable expenses, as such expenses are incurred, of each trustee, officer, employee or agent in connection with any such proceedings.

      We have entered into indemnity agreements with each of our officers and trustees which provide for reimbursement of all expenses and liabilities of such officer or trustee arising out of any lawsuit or claim against such officer or trustee due to the fact that he was or is serving as an officer or trustee, except for such liabilities and expenses (a) the payment of which is judicially determined to be unlawful, (b) relating to claims under Section 16(b) of the Securities Exchange Act of 1934, or (c) relating to judicially determined criminal violations.
Shareholder liability
      Under Maryland law applicable to Maryland real estate investment trusts, a shareholder is not personally liable for our obligations solely as a result of his or her status as a shareholder. Our declaration of trust provides that no shareholder will be personally or individually liable for any debt, act, omission or obligation of ours by reason of being a shareholder. However, shareholders may, in jurisdictions other than Maryland, be found by a court to be personally liable to the extent that such claims are not satisfied by us.
      Our declaration of trust further provides that we will indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of being or having been a shareholder and that we will reimburse each shareholder for all reasonable expenses incurred by him or her relating to any such claim or liability. In addition, inasmuch as we will carry public liability insurance, any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.
Trustee and officer liability
      Maryland law permits a real estate investment trust to include in its declaration of trust any provision expanding or limiting the liability of its trustees and officers to the trust or its shareholders for money damages, except in those instances that:

•	it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of benefit or profit in money, property or services actually received; or

•	a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.
      Our declaration of trust provides that, to the maximum extent permitted under Maryland law, no officer or trustee shall be liable to the trust or to any shareholder for money damages.
Ownership limitation
      For us to qualify as a real estate investment trust under the Internal Revenue Code, no more than 50% in value of our shares, after taking into account options to acquire shares, may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include various entities and constructive ownership among specified family members, during the last half of a taxable year or during a proportionate part of a short taxable year. Our shares must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a short taxable year.
      Subject to various exceptions, no holder is permitted to beneficially own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% in number of shares or value of the outstanding shares. Our board of trustees, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to the board of trustees and upon such other conditions as the board of trustees may direct, may also exempt a proposed transferee from the ownership limit. The proposed transferee must give written notice to us of the proposed transfer at least 30 days prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the ownership limit. Our board of trustees may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our status as a real estate investment trust. Any transfer of shares that would:

•	create a direct or indirect ownership of shares in excess of the ownership limit;

•	result in shares being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution, as provided in section 856(a) of the Internal Revenue Code;

•	result in us being “closely held” within the meaning of section 856(h) of the Internal Revenue Code; or

•	result in us failing to qualify as a REIT,
shall be null and void, and the intended transferee will acquire no rights to shares. The foregoing restrictions on transferability and ownership will not apply if the board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a real estate investment trust.
      Any shares, the transfer of which would result in a person owning shares in excess of the ownership limit or cause us to become “closely held” under section 856(h) of the Internal Revenue Code, will constitute excess shares, unless we otherwise permitted the transfer as provided above. These excess shares will be transferred pursuant to the declaration of trust to a party not affiliated with us who is designated by us as the trustee of a trust for the exclusive benefit of an organization described in Sections 170(b)(1)(A) and 170(c) of the Internal Revenue Code and identified by the board of trustees as the beneficiary or beneficiaries of the trust, until such time as the excess shares are transferred to a person whose ownership will not violate the restrictions of ownership. While these excess shares are held in trust, distributions on such excess shares will be paid to the trust for the benefit of the beneficiary and may only be voted by the trustee for the benefit of the beneficiary. Subject to the ownership limit, the excess shares will be transferred by the trustee at our direction to any person, if the excess shares would not be excess shares in the hands of such person. The purported transferee will receive the lesser of:

•	the price paid by the purported transferee for the excess shares, or, if no consideration was paid, fair market value on the day of the event causing the excess shares to be held in trust; and

•	the price received from the sale or other disposition of the excess shares held in trust.
      Any proceeds in excess of the amount payable to the purported transferee will be paid to the beneficiary. In addition, such excess shares held in trust are subject to purchase by us for a 90-day period at a purchase price equal to the lesser of:

•	the price paid for the excess shares by the purported transferee, or, if no consideration was paid, fair market value at the time of event causing the shares to be held in trust; and

•	the fair market value of the excess shares on the date we elect to purchase such shares.
      Fair market value, for these purposes, means:

•	the last reported sales price on the New York Stock Exchange on the trading day immediately preceding the relevant date, or

•	if not then traded on the New York Stock Exchange, the last reported sales price on the trading day immediately preceding the relevant date as reported on, over or through any exchange or quotation systems, or

•	if not then traded on, over or through any exchange or quotation system, then the market price on the relevant date as determined in good faith by the board of trustees.
      From and after the purported transfer to the purported transferee of the excess shares, the purported transferee will cease to be entitled to distributions (other than liquidating distributions), voting rights and other benefits with respect to the excess shares except the right to payment on the transfer of the excess shares as described above. Any distribution paid to a purported transferee on excess shares prior to our discovery that such excess shares have been transferred in violation of the provisions of the declaration of trust will be repaid, upon demand, to us, and we will pay any such amounts to the trust for the benefit of the beneficiary. If the foregoing transfer restrictions are determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the purported transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring such excess shares and to hold such excess shares on our behalf. All certificates evidencing shares will bear a legend referring to the restrictions described above.
      All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5%, or such other percentage between 0.5% and 5%, as provided in the rules and regulations promulgated under the Internal Revenue Code, of the number or value of our outstanding shares must give us a written notice containing certain information by January 31 of each year. In addition, each shareholder is upon demand required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of trustees deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a real estate investment trust, to determine our status as a real estate investment trust, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance. The ownership limitations under the declaration of trust are designed to protect our real estate investment trust status. The limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the common shares might receive a premium for their shares over the then-prevailing market price or which such holders might believe to be otherwise in their best interest.
      The foregoing ownership limitations also may have the effect of preventing or hindering any attempt to acquire control of us without the consent of our board of trustees.
DESCRIPTION OF PREFERRED SHARES
General
      Subject to limitations under Maryland law and the declaration of trust, the board of trustees is authorized to issue series of preferred shares from our authorized but unissued shares of beneficial interest. From time to time, the board of trustees or a committee of the board may establish the number of preferred shares to be included in each series and fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each series, and fix any other terms the board of trustees deems appropriate for a series of preferred shares. The specific terms of any series of preferred shares to be offered by us will be set forth in a prospectus supplement, including:

(1) The title and stated value of such series of preferred shares;

(2) The number of shares of such series of preferred shares offered, the liquidation preference per share and the offering price of such preferred shares;

(3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to preferred shares of such series;

(4) The date from which dividends on preferred shares of such series shall cumulate, if applicable;

(5) The procedures for any auction and remarketing, if any, for preferred shares of such series;

(6) The provision for a sinking fund, if any, for preferred shares of such series;

(7) The provision for redemption, if applicable, of preferred shares of such series;

(8) Any listing of such series of preferred shares on any securities exchange;

(9) The terms and conditions, if applicable, upon which preferred shares of such series will be convertible into common shares, including the conversion price, or manner of calculation thereof;

(10) Whether interests in preferred shares of such series will be represented by global securities;

(11) Any other specific terms, preferences, rights, limitations or restrictions of such series of preferred shares;

(12) A discussion of federal income tax considerations applicable to preferred shares of such series;

(13) The relative ranking and preferences of preferred shares of such series as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(14) Any limitations on issuance of any series of preferred shares ranking senior to or on a parity with such series of preferred shares as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(15) Any limitations on direct or beneficial ownership and restrictions on transfer of preferred shares of such series, in each case as may be appropriate to preserve our status as a real estate investment trust under the Internal Revenue Code.
Rank
      Unless otherwise specified in the applicable prospectus supplement, the ranking of the preferred shares of each series with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs will be

•	senior to all classes or series of common shares, and to all equity securities ranking junior to such series of preferred shares;

•	on a parity with all equity securities issued by us the terms of which specifically provide that such equity securities rank on a parity with preferred shares of such series; and

•	junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to preferred shares of such series.
Distributions
      Holders of each series of preferred shares shall be entitled to receive cash dividends, when, as and if declared by the board of trustees, out of our assets legally available for payment at the rates and on the dates set forth in the prospectus supplement applicable to a series of preferred shares. Each dividend shall be payable to holders of record as they appear on our share transfer books on the record dates fixed by the board of trustees for the dividend.
      Distributions on any series of the preferred shares may be cumulative or noncumulative. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the board of trustees fails to declare a dividend payable on a dividend payment date on any series of the preferred shares for which dividends are noncumulative, then the holders of that series of the preferred shares will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment date.
      If preferred shares of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on our preferred shares of any other series ranking, as to dividends, on a parity with or junior to the preferred shares of such series for any period unless:

(1) if such series of preferred shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred shares of such series for all past dividend periods and the then current dividend period; or

(2) if such series of preferred shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred shares of such series.
      When dividends on any series of preferred shares and other series of preferred shares ranking on parity with respect to dividends are not paid in full or the board of trustees has not set aside a sum sufficient for the full payment of the dividends, the board of trustees may only declare dividends on all preferred shares ranking on parity with respect to dividends. These shall be declared pro rata so that the amount of dividends declared per share on each series of preferred shares shall in all cases be equal to the same ratio that the accrued dividends per share on a given series of preferred shares to the accrued dividends of each other series of preferred shares. As noted above, if a series of preferred shares does not have a cumulative dividend, unpaid dividends for prior periods shall not be used in calculating the ratio. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred shares of such series which may be in arrears. No dividends, other than in common shares or other capital shares ranking junior to the preferred shares of such series as to dividends or upon liquidation, shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the common shares or any of our other capital shares ranking junior to or on a parity with the preferred shares of the series as to dividends or upon liquidation, except as provided in the immediately preceding paragraph, unless:

(1) if such series of preferred shares has a cumulative dividend, full cumulative dividends on the preferred shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient of the payment thereof set apart for payment for all past dividend periods and the then current dividend period; or

(2) if such series of preferred shares does not have a cumulative dividend, full dividends on the preferred shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period.
      Additionally, unless the foregoing dividends have been declared and paid or declared and a sum sufficient for payment has been set aside, neither the common shares nor any of our other capital shares ranking junior to or on parity with the preferred of the series as to dividends or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration, or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such series, by us, except by conversion into or exchange for our other capital shares ranking junior to the preferred shares of such series as to dividends and upon liquidation. Any dividend payment made on a series of preferred shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.
Redemption
      If so provided in the applicable prospectus supplement, the preferred shares of a series will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement. The prospectus supplement relating to a series of preferred shares that is subject to mandatory redemption will specify the number of preferred shares of such series that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon, which shall not, if such series of preferred shares does not have a cumulative dividend, include any cumulation in respect of unpaid dividends for prior dividend periods, to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series is payable only from the net proceeds of the issuance of our capital shares, the terms of such series of preferred shares may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, preferred shares of such series shall automatically and mandatorily be converted into shares of our applicable capital shares pursuant to conversion provisions specified in the applicable prospectus supplement. Notwithstanding the foregoing, no preferred shares of any series shall be redeemed unless all outstanding preferred shares of such series are simultaneously redeemed except:

(1) if such series of preferred shares has a cumulative dividend, full cumulative dividends on all preferred shares of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or

(2) if such series of preferred shares does not have a cumulative dividend, full dividends on all preferred shares of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period;
provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred shares of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred shares of such series. Also, we shall not purchase or otherwise acquire directly or indirectly any preferred shares of such series, except by conversion into or exchange for our capital shares ranking junior to the preferred shares of such series as to dividends and upon liquidation, unless:

(1) if such series of preferred shares has a cumulative dividend, full cumulative dividends on all preferred shares of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or

(2) if such series of preferred shares does not have a cumulative dividend, full dividends on all preferred shares of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period.
      If fewer than all of the outstanding preferred shares of any series are to be redeemed, the number of shares to be redeemed will be determined by us and such shares may either be redeemed pro rata from the holders of record of preferred shares of such series in proportion to the number of preferred shares of such series held by such holders with adjustments to avoid redemption of fractional shares, or by lot in a manner determined by us.
      A notice of redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of preferred shares of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

(1) the redemption date;

(2) the number of shares and series of the preferred shares to be redeemed;

(3) the redemption price;

(4) the place or places where certificates for the preferred shares are to be surrendered for payment of the redemption price;

(5) that dividends on the preferred shares to be redeemed will cease to accrue on the redemption date; and

(6) the date upon which the holder’s conversion rights, if any, as to the preferred shares shall terminate.
      If fewer than all the preferred shares of any series are to be redeemed, the notice mailed to each holder of the series of preferred shares shall also specify the number of preferred shares to be redeemed from each holder of the series. If notice of redemption of any preferred shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any preferred shares so called for redemption, then from and after the redemption date dividends will cease to accrue on the series of preferred shares, and all rights of the holders of the series of preferred shares will terminate, except the right to receive the redemption price.
Liquidation preference
      Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of each series of preferred shares shall be entitled to receive liquidating distributions out of our assets legally available for distributions. The liquidating distributions shall be in the amount of the liquidation preference per share, set forth in the applicable prospectus supplement, plus an amount equal to all dividends accrued and unpaid with respect to the applicable series of preferred shares, which shall not include any cumulation in respect of unpaid dividends for prior dividend periods if such series of preferred shares does not have a cumulative dividend. The holders of preferred shares shall be entitled to receive any liquidating distributions before any distribution or payment shall be made to the holders of any common shares or any of our other classes or series of shares of beneficial interest ranking junior to any series of preferred shares in the distribution of assets upon our liquidation, dissolution or winding.
      After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares of an applicable series will have no right or claim to any of our remaining assets. In the event that, upon any voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred shares of a series and the corresponding amounts payable on all shares of our other classes or series of capital shares ranking on a parity with preferred shares of the series in the distribution of assets, then the holders of preferred shares of all classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. If liquidating distributions shall have been made in full to all holders of preferred shares of such series, our remaining assets shall be distributed among the holders of any other classes or series of capital shares ranking junior to the preferred shares of such series upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.
Voting rights
      Holders of the preferred shares of each series will not have any voting rights, except as set forth below or in the applicable prospectus supplement or as otherwise required by applicable law. The following is a summary of the voting rights that, unless provided otherwise in the applicable prospectus supplement, will apply to each series of preferred shares.
      If six quarterly dividends, whether or not consecutive, payable on the preferred shares of a given series or any other series of preferred shares ranking on a parity with that series of preferred shares with respect in each case to the payment of dividends, amounts upon liquidation, dissolution and winding up are in arrears, whether or not earned or declared, the number of trustees then constituting the board of trustees will be increased by two. Additionally, the holders of preferred shares of that series, voting together as a class with the holders of any other series of shares ranking in parity with that shares, will have the right to elect two additional trustees to serve on the board of trustees at any annual meeting of shareholders or a properly called special meeting of the holders of preferred shares of that series and other preferred shares ranking in parity with those shares and at each subsequent annual meeting of shareholders until all the unpaid dividends and dividends for the current quarterly period on the preferred shares of that series and other preferred shares ranking in parity with those shares have been paid or declared and set aside for payment. These voting rights will terminate when all accrued and unpaid dividends have been declared and paid or set aside for payment. The term of office of all trustees so elected will terminate with the termination of these voting rights.

      The approval by holders of two-thirds of the outstanding preferred shares of such series and all other series of preferred shares similarly affected, voting as a single class, is required in order to

(1) amend the declaration of trust to affect materially and adversely the rights, preferences or voting power of the holders of the preferred shares of such series or other preferred shares ranking in parity with such shares;

(2) enter into a share exchange that affects the preferred shares of such series, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into us, unless in each such case each preferred share of such series remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for preferred shares of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption thereof identical to that of a preferred share of such series, except for changes that do not materially and adversely affect the holders of the preferred shares of such series; or

(3) authorize, reclassify, create, or increase the authorized amount of any class of shares having rights senior to the preferred shares of such series with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.
      However, we may create additional classes of parity shares and other series of preferred shares ranking junior to such series of preferred shares with respect in each case to the payment of dividends, amounts upon liquidation, dissolution and winding up junior shares, increase the authorized number of parity shares and junior shares and issue additional series of parity shares and junior shares without the consent of any holder of preferred shares of such series.
      Except as provided above and as required by law, the holders of preferred shares of each series will not be entitled to vote on any merger or consolidation involving us or a sale of all or substantially all of our assets.
Conversion rights
      The terms and conditions, if any, upon which any series of preferred shares are convertible into common shares will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of common shares into which the preferred shares of such series are convertible, the conversion price, or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of our preferred shares of such series, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the preferred shares of such series.
      As discussed above under “Description of Common Shares — Ownership limitation,” for us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding shares of beneficial interest may be owned by five or fewer individuals at any time during the last half of any taxable year. Therefore, the articles supplementary for each series of preferred shares may contain various provisions restricting the ownership and transfer of the preferred shares.
      All certificates representing preferred shares will bear a legend referring to the restrictions described above.
FEDERAL INCOME TAX CONSIDERATIONS RELATING TO ARCHSTONE-SMITH
      We believe we are organized and have been operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code. No assurance can be given, however, that such requirements have been or will be satisfied. Since these provisions are highly technical and complex, you are urged to consult your own tax advisor with respect to the federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of our common shares.

      Based upon our representations with respect to the facts as set forth and explained in the discussion below, in the opinion of our counsel, Mayer, Brown, Rowe & Maw LLP, we have been organized in conformity with the requirements for qualification as a REIT, and our actual and proposed method of operation described in this prospectus and as represented by management has enabled us, and will enable us, to satisfy the requirements for such qualification. This opinion is based on representations made by us as to certain factual matters relating to our organization and our actual and intended or expected manner of operation. In addition, this opinion is based on the law existing and in effect on the date of filing of this prospectus. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels and diversity of share ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Mayer, Brown, Rowe & Maw LLP will not review our compliance with these tests on a continuing basis. No assurance can be given that we will satisfy such tests on a continuing basis. In brief, if the conditions imposed by the REIT provisions of the Internal Revenue Code are met, entities such as ourselves, that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations, are allowed a deduction for dividends paid to shareholders. This treatment substantially eliminates the “double taxation” at both the corporate and shareholder levels that generally results from the use of corporations. However, as discussed in greater detail below, such an entity remains subject to tax in certain circumstances even if it qualifies as a REIT. If we fail to qualify as a REIT in any year, we will be subject to federal income taxation as if we were a domestic corporation for that year and, potentially, one or more subsequent years, and our shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, we could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to our shareholders would be reduced or eliminated. The board of trustees believes that we have been organized and operated, and currently intends that we will continue to operate, in a manner that permits us to qualify as a REIT. There can be no assurance, however, that this expectation will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on our operating results.
      The following summary is based on the Internal Revenue Code, its legislative history, administrative pronouncements, judicial decisions and United States Treasury Department regulations, subsequent changes to any of which may affect the tax consequences described in this prospectus, possibly on a retroactive basis.
      The following summary is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to various types of shareholders (including, without limitation, insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who may be subject to special treatment under the federal income tax laws.
Taxation of Archstone-Smith

General
      In any year in which we qualify as a REIT, we generally will not be subject to U.S. federal income tax on that portion of our REIT taxable income or capital gain which is distributed to shareholders. We may, however, be subject to U.S. federal income tax at normal corporate rates upon any taxable income or capital gain not distributed. To the extent that we elect to retain and pay income tax on our net long-term capital gain, shareholders are required to include their proportionate share of our undistributed long-term capital gain in income but receive a credit for their share of any taxes paid on such gain by us.
      Notwithstanding our qualification as a REIT, we may also be subject to taxation in other circumstances. If we should fail to satisfy either the 75% or the 95% gross income test, which are discussed below, and nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of either (1) the amount by which 75% of our gross income (excluding gross income from prohibited transactions) exceeds the amount qualifying under the 75% test for the taxable year or (2) the amount by which 95% of our gross income (excluding gross income from prohibited transactions) exceeds the amount of our income qualifying under the 95% test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability. Furthermore, if we fail to satisfy the 5% asset test or the 10% vote and value test (and do not qualify for a de minimis safe harbor) or fail to satisfy the other asset tests, each of which is discussed below, and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a tax equal to the greater of $50,000 or an amount determined (pursuant to regulations prescribed by the Treasury) by multiplying the highest corporate tax rate by the net income generated by the assets that caused the failure for the period beginning on the first date of the failure to meet the tests and ending on the date (which must be within 6 months after the last day of the quarter in which the failure is identified) that we dispose of the assets or otherwise satisfy the tests. If we fail to satisfy one or more REIT requirements other than the 75% or the 95% gross income tests and the asset tests, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a penalty of $50,000 for each such failure. We will be subject to a tax of 100% on net income from any “prohibited transaction,” as described below, and if we have net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax on such income from foreclosure property at the highest corporate rate. We will also be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid by any of our “taxable REIT subsidiaries” to us that would be reduced through reapportionment under Section 482 of the Internal Revenue Code in order to more clearly reflect income of the taxable REIT subsidiary. A taxable REIT subsidiary is any corporation for which a joint election has been made by a REIT and such corporation to treat such corporation as a taxable REIT subsidiary with respect to such REIT. See “Other Tax Considerations — Investments in Taxable REIT Subsidiaries.” In addition, if we should fail to distribute during each calendar year at least the sum of:

(1) 85% of our REIT ordinary income for such year;

(2) 95% of our REIT capital gain net income for such year, other than capital gains we elect to retain and pay tax on as described below; and

(3) any undistributed taxable income from prior years,
we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that we elect to retain and pay income tax on our long-term capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax.
      A REIT is permitted to designate in a notice mailed to shareholders within 60 days of the end of the taxable year, or in a notice mailed with its annual report for the taxable year, such amount of undistributed net long-term capital gains it received during the taxable year, which its shareholders are to include in their taxable income as long-term capital gains. Thus, if we made this designation, our shareholders would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by us, and we would have to pay the tax on such gains within 30 days of the close of our taxable year. Each of our shareholders would be deemed to have paid the shareholder’s share of the tax paid by us on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his or her tax basis in shares held by the difference between the amount of income to the holder resulting from the designation less the holder’s credit or refund for the tax paid by us. We may also be subject to the corporate “alternative minimum tax,” as well as tax in various situations and on some types of transactions not presently contemplated. We will use the calendar year both for federal income tax purposes and for financial reporting purposes.

      In order to qualify as a REIT, we must meet, among others, the following requirements:
Share Ownership Test
      Our shares must be held by a minimum of 100 persons for at least 335 days in each taxable year following our first taxable year (or a proportional number of days in any short taxable year). In addition, at all times during the second half of each taxable year following our first taxable year, no more than 50% in value of our shares may be owned, directly or indirectly and by applying constructive ownership rules, by five or fewer individuals, which for this purpose includes some tax-exempt entities. Any shares held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. If we comply with the Treasury Department regulations for ascertaining our actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of our outstanding shares was held, actually or constructively, by five or fewer individuals, then we will be treated as meeting such requirement.
      In order to ensure compliance with the 50% test, we have placed restrictions on the transfer of our shares to prevent additional concentration of ownership. Moreover, to evidence compliance with these requirements under Treasury Department regulations, we must maintain records which disclose the actual ownership of our outstanding shares and such regulations impose penalties against us for failing to do so. In fulfilling our obligations to maintain records, we must and will demand written statements each year from the record holders of designated percentages of our shares disclosing the actual owners of such shares as prescribed by Treasury Department regulations. We must maintain a list of those persons failing or refusing to comply with such demand as a part of our records. A shareholder failing or refusing to comply with our written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of our shares and other information. In addition, our declaration of trust provides restrictions regarding the transfer of shares that are intended to assist us in continuing to satisfy the share ownership requirements. We intend to enforce the 9.8% limitation on ownership of shares to assure that our qualification as a REIT will not be compromised.
Asset Tests
      At the close of each quarter of our taxable year, we must satisfy tests relating to the nature of our assets determined in accordance with generally accepted accounting principles. Where we invest in a partnership, limited liability company or trust taxed as a partnership (such as the Operating Trust) or as a disregarded entity, we will be deemed to own a proportionate share of the partnership’s, limited liability company’s or trust’s assets. In addition, when we own 100% of a corporation that is not a taxable REIT subsidiary, we will be deemed to own 100% of the corporation’s assets. First, at least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, government securities, and qualified temporary investments. Second, although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote or value of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary (the “10% vote and value test”). Further, no more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 5% of the value of our total assets may be represented by securities of any non-government issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary (the “20% and 5% asset tests”).
      As noted above, when we invest in an entity classified as a partnership for federal income tax purposes, such as the Operating Trust, we will be deemed to own a proportionate share of its assets. The partnership interest does not constitute a security for purposes of these tests. See “— Tax Aspects of Our Investments in Partnerships.” Accordingly, our investment in properties through our interest in the Operating Trust is treated as an investment in qualified assets for purposes of the 75% asset test to the extent that the Operating Trust’s assets so qualify. The Operating Trust currently owns securities of issuers which are not treated as qualified REIT subsidiaries or REITs and may acquire additional such securities in the future.
      By virtue of our interest in the Operating Trust, we are deemed to own initially a pro rata share of such securities. Based upon an analysis of the estimated value of the securities owned by the Operating Trust in taxable REIT subsidiaries and non-government issuers relative to the estimated value of the total assets owned by the Operating Trust, we believe that the 10% vote and value test and the 20% and 5% asset tests on the date of this prospectus are satisfied. In rendering its opinion as to our qualification as a REIT, Mayer, Brown, Rowe & Maw LLP is relying on our representations with respect to the value of the stock, securities and assets and our conclusion that we satisfy each of the 10% vote and value test and the 20% and 5% asset tests.
      Each of the 10% vote and value test and the 20% and 5% asset tests must be satisfied at the end of any quarter in which we acquire additional securities of any issuer. If any unitholder of the Operating Trust exercises its redemption option to exchange units for common shares, we will thereby increase our proportionate indirect ownership interest in the Operating Trust. This will require us to meet the 10% vote and value test and the 20% and 5% asset tests in any quarter in which the exchange option is exercised. A similar result will follow in the case of any exchange of units received by employees of the Operating Trust or any subsidiary pursuant to its long term incentive compensation plan. We plan to take steps to ensure that the 10% vote and value test and the 20% and 5% asset tests are satisfied for any quarter in which retesting is to occur. However, we cannot give assurance that the steps will always be successful and will not require a reduction in the Operating Trust’s overall interest in the securities of any issuer. If we fail to comply with the asset tests, we will fail to qualify as a REIT unless we qualify for one of the cure provisions described in the following paragraph.
      As discussed above, we generally may not own more than 10% by vote or value of any one issuer’s securities and no more than 5% of the value of our total assets generally may be represented by the securities of any issuer. If we fail to meet either of these tests at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. After the 30 day cure period, we could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000 if the disposition occurs within 6 months after the last day of the calendar quarter in which we identify the violation. For violations of these tests that are larger than this amount and for violations of the other asset tests described above, where such violations are due to reasonable cause and not willful neglect, we can avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset tests (within 6 months after the last day of the calendar quarter in which we identify the violation) and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets for the period beginning on the first date of the failure to meet the tests and ending on the date that we dispose of the assets or otherwise satisfy the asset tests.
Gross Income Tests
      There are currently two separate percentage tests relating to the sources of our gross income which must be satisfied for each taxable year. For purposes of these tests, where we invest in a partnership, limited liability company or trust taxed as a partnership (such as the Operating Trust) or as a disregarded entity, we will be treated as receiving our share of the income and loss of the partnership, limited liability company or trust, and the gross income of the partnership, limited liability company or trust will retain the same character in our hands as it has in the hands of the partnership, limited liability company or trust. In addition, when we own 100% of a corporation that is not a taxable REIT subsidiary, we will be deemed to receive 100% of the corporation’s income. The two tests are as follows:

1. The 75% Gross Income Test. At least 75% of our gross income, excluding gross income from prohibited transactions, for the taxable year must be “qualifying income.” Qualifying income generally includes:

(1) rents from real property, except as modified below;

(2) interest on obligations secured by mortgages on, or interests in, real property;

(3) gains from the sale or other disposition of “non-dealer property,” which means interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business;

(4) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares;

(5) abatements and refunds of real property taxes;

(6) income from the operation of, and gain from the sale of, “foreclosure property,” which means property acquired at or in lieu of a foreclosure of the mortgage secured by such property for which an election has been made;

(7) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property, unless such fees are determined by income and profits; and

(8) certain qualified temporary investment income attributable to the investment of new capital received by us in exchange for our shares or certain publicly offered debt, which income is received or accrued during the one-year period following the receipt of such capital.

Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% or the 95% gross income tests described below, if we, or an owner of 10% or more of our shares, directly or constructively own 10% or more of such tenant unless the tenant is our taxable REIT subsidiary and certain other requirements are met with respect to the real property being rented. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property, or as interest income, for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, we generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary or an “independent contractor” from whom we derive no income, except that we may directly provide services that are “usually or customarily rendered” in connection with the rental of apartment units for occupancy only, or are not otherwise considered “rendered to the occupant for his convenience.” A REIT is permitted to render a de minimis amount of impermissible services to tenants, and still treat amounts received with respect to that property (other than the amounts attributable to the provision of the de minimis impermissible services) as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. If this 1% threshold is exceeded, none of the amounts received with respect to that property will qualify as rent from real property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation. Furthermore, we may furnish such impermissible services to tenants through a taxable REIT subsidiary and still treat amounts otherwise received with respect to the property as rent from real property.

The Operating Trust provides services at the properties that it owns and may provide the services at any properties that it acquires in the future. We believe that, for purposes of the 75% and 95% gross income tests, the services provided at our properties are or will be of the type which are usually or customarily rendered in connection with the rental of space for occupancy only and not those rendered to the occupant for his convenience. We believe this is also true for any other services and amenities provided by the Operating Trust or its agents. Mayer, Brown, Rowe & Maw LLP, in rendering its opinion as to our qualification as a REIT, is relying on our representations to that effect. We intend that independent contractors or a taxable REIT subsidiary will perform services that cannot be provided directly by the Operating Trust or its agents.

2. The 95% Gross Income Test. In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends, other than on REIT shares, and interest on any obligations not secured by an interest in real property are included for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any income from a hedging transaction that is clearly and timely identified and hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income, rather than being treated as qualifying income or non-qualifying income, for purposes of the 95% gross income test. Income from a hedging transaction that does not meet these requirements will be treated as non-qualifying income for purposes of the 95% gross income test.

      For purposes of determining whether we comply with the 75% and 95% gross income tests, gross income does not include income from prohibited transactions. A “prohibited transaction” is a sale of property held primarily for sale to customers in the ordinary course of a trade or business, excluding foreclosure property (described below), unless such property is held by us for at least four years and other requirements relating to the number of properties sold in a year, their tax bases, and the cost of improvements made to the property are satisfied. See “— Taxation of Archstone-Smith  — General.”
      Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (ii) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (iii) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate tax rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% penalty tax on gains from prohibited transactions described below, even if the property was held primarily for sale to customers in the ordinary course of a trade or business.
      We believe that for purposes of both the 75% and the 95% gross income tests, our investment in properties through the Operating Trust in major part gives rise to qualifying income in the form of rents from real property. We also believe that gains on sales of the properties, or of our interest in the Operating Trust, generally will also constitute qualifying income.

      Even if we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under provisions of the Internal Revenue Code. These relief provisions will generally be available if:

(1) following our identification of the failure, we file a schedule with a description of each item of gross income that caused the failure in accordance with regulations prescribed by the Treasury; and

(2) our failure to comply with gross income tests was due to reasonable cause and not to willful neglect.
      It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions apply, we will nonetheless be subject to a special tax upon the greater of the amount by which we fail either the 75% or 95% gross income test for that year.
Annual Distribution Requirements
      In order to qualify as a REIT, we are required to make distributions, other than capital gain dividends, to our shareholders each year in an amount at least equal to the sum of 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, plus 90% of our net income after tax, if any, from foreclosure property, minus the sum of various items of excess non-cash income.
      Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or if we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. A REIT is permitted, with respect to undistributed net long-term capital gains it received during the taxable year, to designate in a notice mailed to shareholders within 60 days of the end of the taxable year, or in a notice mailed with its annual report for the taxable year, the amount of such gains which its shareholders must include in their taxable income as long-term capital gains. Thus, if we made this designation, our shareholders would be required to include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by us and we would have to pay the tax on such gains within 30 days of the close of our taxable year. Each of our shareholders would be deemed to have paid the shareholder’s proportionate share of the tax paid by us on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his or her tax basis in the shares held by the difference between the amount of income to the shareholder resulting from the designation less the shareholder’s credit or refund for the tax paid by us.
      We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the declaration of trust of the Operating Trust authorizes us in our capacity as trustee to take the steps as may be necessary to cause the Operating Trust to distribute to its unitholders an amount sufficient to permit us to meet the distribution requirements. It is possible that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. Additionally, this may be due to the Operating Trust’s inability to control cash distributions from any properties over which it does not have decision-making control, or for other reasons.
      To avoid any problem in complying with the 90% distribution requirement, we will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary, intend to borrow funds or cause the Operating Trust or other affiliates to borrow funds in order to enable us to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.
      We generally must make distributions during the taxable year to which they relate. We may pay dividends in the following year in two circumstances. First, we may declare and pay dividends in the following year if the dividends are declared before we timely file our tax return for the year and if we pay the dividends before the first regular dividend payment made after such declaration. Second, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. To the extent that we do not distribute all of our net capital gain or if we distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.
      If we fail to meet the 90% distribution requirement as a result of an adjustment to our tax return by the Internal Revenue Service, or if we determine that we have failed to meet the 90% distribution requirement in a prior taxable year, we may retroactively cure the failure by paying a “deficiency dividend,” plus applicable penalties and interest, within a specified period.
      We would incur a 4% nondeductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid if we fail to distribute during a calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of the REIT ordinary income for such year, (2) 95% of the REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods.
Tax Aspects of Our Investments in Partnerships
      We hold units in the Operating Trust. For federal income tax purposes, the Operating Trust is classified as a partnership. In general, a partnership is a “pass-through” entity which is not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partner received a distribution from the partnership. We will include our proportionate share of the foregoing partnership items for purposes of the various REIT gross income tests and in the computation of our REIT taxable income. See “— Taxation of Archstone-Smith — General” and “— Taxation of Archstone-Smith  — Gross Income Tests.”
      Each unitholder’s share of the Operating Trust’s tax items is determined in accordance with the Operating Trust’s declaration of trust, although the allocations will be adjusted for tax purposes if they do not comply with the technical provisions of Section 704(b) of the Internal Revenue Code and the regulations thereunder. The Operating Trust’s allocation of tax attributes is intended to comply with these provisions. Notwithstanding these allocation provisions, for purposes of complying with the gross income and asset tests discussed above, we will be deemed to own our proportionate share of each of the assets of the Operating Trust and will be deemed to have received a share of the income of the Operating Trust based on our capital interest in the Operating Trust. Accordingly, any increase in our REIT taxable income from our interest in the Operating Trust, whether or not a corresponding cash distribution is also received from the Operating Trust, will increase our distribution requirements. However, this income will not be subject to federal income tax in our hands if we distribute an amount equal to such additional income to our shareholders. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by the Operating Trust. See “— Taxation of Archstone-Smith  — Annual Distribution Requirements” and “— Taxation of Archstone-Smith  — Asset Tests.”
Entity Classification
      Based on its representations that the Operating Trust will satisfy the conditions to avoid classification as a “publicly traded partnership” under the Internal Revenue Code, in the opinion of Mayer, Brown, Rowe & Maw LLP, under existing federal income tax law and regulations, the Operating Trust will be treated for federal income tax purposes as a partnership, and not as an association taxable as a corporation. The opinion, however, is not binding on the Internal Revenue Service.

Tax Allocations With Respect to Book-Tax Differences for Contributed Properties
      Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deductions attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which is referred to as the book-tax difference. A book-tax difference also can exist with respect to an asset that has not appreciated or depreciated in economic terms if that asset has been depreciated for tax purposes. A substantial book-tax difference exists with respect to certain assets held by the Operating Trust.
      The declaration of trust of the Operating Trust requires allocations of income, gain, loss and deductions attributable to the properties with respect to which there is a book-tax difference to be made in a manner that is consistent with Section 704(c) of the Internal Revenue Code. Treasury Department regulations under Section 704(c) require partnerships to use a reasonable method for allocation of items affected by Section 704(c) of the Internal Revenue Code.
      The declaration of trust of the Operating Trust also requires that any gain allocated to the Operating Trust unitholders upon the sale or other taxable disposition of any Operating Trust asset must, to the extent possible after taking into account other required allocations of gain, be characterized as recapture income in the same proportions and to the same extent as the unitholders previously have been allocated any deductions directly or indirectly giving rise to the treatment of the gains as recapture income.
Liquidation of the Operating Trust
      If the Operating Trust liquidates and dissolves, a distribution of its property other than money generally will not result in taxable gain to its unitholders, except to the extent provided in Sections 704(c)(1)(B), 731(c) and 737 of the Internal Revenue Code. The basis of any property distributed to an Operating Trust unitholder will equal the adjusted basis of the unitholders’ units, reduced by any money distributed in liquidation. A distribution of money upon the liquidation of the Operating Trust, however, will be taxable to a unitholder to the extent that the amount of money distributed in liquidation, including any deemed distributions of cash as a result of a reduction in the unitholder’s share of partnership liabilities, exceeds the unitholder’s tax basis in its units.
Sale of Properties
      Our share of any gain realized by the Operating Trust on the sale of any “dealer property” generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See “— Taxation of Archstone-Smith  — General” and “— Taxation of Archstone-Smith  — Gross Income Tests — The 95% Gross Income Test.” Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. We intend to hold, and, to the extent within our control, to have any joint venture to which the Operating Trust is a partner hold, properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the properties, and to make sales of our properties and other properties acquired subsequent to the date hereof as are consistent with our investment objectives. Based upon our investment objectives, we believe that overall, our properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.
Failure to Qualify
      If we fail to qualify for taxation as a REIT in any taxable year and certain relief provisions do not apply, we will be subject to tax, including applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor generally will they be required to be made under the Internal Revenue Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary dividends, and subject to limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from re-electing taxation as a REIT for the four taxable years following the year during which qualification was lost.
      In the event that we fail to satisfy one or more requirements for qualification as a REIT, other than the 75% and the 95% gross income tests and other than the asset tests, each of which is subject to the cure provisions described above, we will retain our REIT qualification if (i) the violation is due to reasonable cause and not willful neglect and (ii) we pay a penalty of $50,000 for each failure to satisfy the provision.
Taxation of Shareholders

Taxation of Taxable Domestic Shareholders
      As long as we qualify as a REIT, distributions made to our taxable domestic shareholders out of current or accumulated earnings and profits, and not designated as capital gain dividends or “qualified dividend income,” will be taken into account by them as ordinary dividends and will not be eligible for the dividends-received deduction for corporations. Ordinary dividends will be taxable to our domestic shareholders as ordinary income, except that prior to January 1, 2011, such dividends will be taxed at the rate applicable to long-term capital gains to the extent that such dividends are attributable to dividends received by us from non-REIT corporations (such as taxable REIT subsidiaries) or are attributable to income upon which we have paid corporate income tax (e.g., to the extent that we have distributed less than 100% of our taxable income), and certain holding period requirements are satisfied. Distributions and undistributed amounts that are designated as capital gain dividends will be taxed as long-term capital gains, to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. To the extent that we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to our shareholders, reducing the tax basis of a shareholder’s shares by the amount of such distribution, but not below zero, with distributions in excess of the shareholder’s tax basis taxable as capital gains, if the shares are held as a capital asset. In addition, any dividend that we declare in October, November or December of any year that is payable to a shareholder of record on a specific date in any such month shall be treated as both paid by us and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future taxable income. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to our shareholders.
      In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss, to the extent of distributions required to be treated by such shareholder as long-term capital gains. In addition, under the so-called “wash sale” rules, all or a portion of any loss that a shareholder realizes upon a taxable disposition of our common shares may be disallowed if the shareholder purchases other common stock within 30 days before or after the disposition. A non-corporate taxpayer may deduct capital losses not offset by capital gains against ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years. Gain from the sale or exchange of shares held for more than one year is taxed as long-term capital gain. Net long-term capital gains of non-corporate taxpayers are taxed at a maximum capital gain rate of 15% for sales or exchanges occurring prior to January 1, 2011 (and 20% for sales or exchanges occurring thereafter). Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the 15% (or 20%) maximum capital gains rate or as unrecaptured Internal Revenue Code Section 1250 gain taxable at a maximum rate of 25%. Shareholders should consult their tax advisors with respect to taxation of capital gains and capital gain dividends and with regard to state, local and foreign taxes on capital gains.
      Taxable distributions that we pay and gain from the disposition of our common shares will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income or gain. In addition, taxable distributions that we pay and gain from the disposition of our common shares generally will be treated as investment income for purposes of the investment interest limitations. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.
      If a domestic shareholder recognizes a loss upon a subsequent disposition of our common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury Department regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the Internal Revenue Service. While these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our common shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Information Reporting and Backup Withholding
      We will report to our domestic shareholders and to the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any, with respect to the paid distributions. Under the backup withholding rules, a shareholder may be subject to backup withholding at applicable rates with respect to distributions paid unless such shareholder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be credited against the shareholder’s federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us.

Taxation of Tax-Exempt Shareholders
      The Internal Revenue Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income. Subject to the discussion below regarding a “pension-held REIT,” based upon the ruling, the analysis in the ruling and the statutory framework of the Internal Revenue Code, distributions to a shareholder that is a tax-exempt entity should also not constitute unrelated business taxable income, provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Internal Revenue Code, that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that we, consistent with our present intent, do not hold a residual interest in a real estate mortgage investment conduit. Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income.
      However, if any pension or other retirement trust that qualifies under section 401(a) of the Internal Revenue Code holds more than 10% by value of the interests in a “pension-held REIT” at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute unrelated business taxable income. For these purposes, a “pension-held REIT” is defined as a REIT if such REIT would not have qualified as a REIT but for the provisions of the Internal Revenue Code which look through such a qualified pension trust in determining ownership of stock of the REIT and at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

Taxation of Foreign Shareholders
      We will qualify as a “domestically controlled qualified investment entity” so long as we qualify as a REIT and less than 50% in value of our shares is held by foreign persons, for example, nonresident aliens and foreign corporations, partnerships, trusts and estates. We currently anticipate that we will qualify as a domestically controlled qualified investment entity. Under these circumstances, except as described in the next sentence, gain from the sale of shares by a foreign person should not be subject to U.S. federal income taxation, unless such gain is effectively connected with such person’s U.S. trade or business or, in the case of an individual foreign person, such person is present within the U.S. for more than 182 days in such taxable year. Even if we are a domestically controlled qualified investment entity, upon a foreign shareholder’s disposition of our common shares (subject to the 5% exception applicable to “regularly traded” shares described below), such foreign shareholder may be treated as having taxable gain from the sale or exchange of a U.S. real property interest (within the meaning of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) if the foreign shareholder (i) disposes of our common shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a U.S. real property interest (within the meaning of FIRPTA) and (ii) acquires, or enters into a contract or option to acquire, other common shares of ours within 30 days after such ex-dividend date.
      In the event that we do not constitute a domestically controlled qualified investment entity, a foreign shareholder’s sale of our common shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a U.S. real property interest (within the meaning of FIRPTA) provided that (i) our common shares are “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market and (ii) the selling foreign shareholder held (taking into account constructive ownership rules) 5% or less of our outstanding common shares at all times during a specified testing period. If gain on a foreign shareholder’s sale of our common shares were subject to taxation under FIRPTA, the foreign shareholder would be subject to the same treatment as a domestic shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, the purchaser of the common shares could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.
      Distributions of cash generated by our real estate operations, but not by the sale or exchange of our communities, that are paid to foreign persons generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and the foreign shareholder files an Internal Revenue Service Form W-8BEN with us or unless the foreign shareholder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is “effectively connected” income. Under applicable Treasury Department regulations, foreign shareholders generally must provide the Internal Revenue Service Form W-8ECI or Form W-8BEN beginning January 1, 2000 and every three years thereafter unless the information on the form changes before that date. If a distribution is treated as effectively connected with a foreign shareholder’s conduct of a U.S. trade or business, the foreign shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as domestic shareholders are taxed on distributions, and also may be subject to the 30% branch profits tax in the case of a foreign shareholder that is a corporation.
      A foreign shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted tax basis of the shareholder’s common shares. Instead, the excess portion of the distribution will reduce the foreign shareholder’s adjusted tax basis for its common shares. A foreign shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted tax basis for its common shares, if the foreign shareholder otherwise would be subject to tax on gain from the disposition of its common shares as described herein. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we generally will withhold tax on the entire amount of any distribution at the same rate at which we would withhold on a dividend. However, a foreign shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.
      Distributions of proceeds attributable to our sale or exchange of U.S. real property interests are subject to income and withholding taxes pursuant to FIRPTA, and may be subject to branch profits tax in the hands of a foreign shareholder which is a corporation if it is not entitled to treaty relief or exemption. However, these distributions will not be subject to tax under FIRPTA or the branch profits tax, and will instead be taxed in the same manner as distributions of cash generated by our real estate operations other than the sale or exchange of properties (as described above) if (i) the distribution is made with regard to a class of shares that is regularly traded on an established securities market in the United States and (ii) the recipient foreign shareholder does not own more than 5% of that class of shares at any time during the year within which the distribution is received. We are required by applicable Treasury Department regulations to withhold 35% of any distribution to a foreign shareholder owning more than 5% of the relevant class of shares that could be designated by us as a capital gain dividend; this amount is creditable against the foreign shareholder’s FIRPTA tax liability.
      The federal income taxation of foreign persons is a highly complex matter that may be affected by many considerations. Accordingly, foreign investors should consult their own advisors regarding the income and withholding tax considerations with respect to their investment.

Tax Rates
      Long-term capital gains and “qualified dividends” received by an individual are generally subject to federal income tax at a maximum rate of 15%. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, dividends that we pay to our shareholders generally are not eligible for the 15% maximum tax rate on dividends. As a result, our ordinary REIT dividends are taxed at the higher tax rates applicable to ordinary income. However, the 15% maximum tax rate for long-term capital gains or qualified dividends, as applicable, generally applies to:

1. a shareholder’s long-term capital gains, if any, recognized on the disposition of our common shares;

2. our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to a 25% tax rate);

3. our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

4. our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

      Without future congressional action, the maximum tax rate on long-term capital gains will increase to 20% in 2011, and the maximum rate on dividends will increase to 39.6% in 2011.
Other Tax Considerations

Investments in Taxable REIT Subsidiaries
      Several of our subsidiaries elected to be treated as our taxable REIT subsidiaries effective January 1, 2001 and additional subsidiaries have subsequently become our taxable REIT subsidiaries. As our taxable REIT subsidiaries, these entities will pay federal and state income taxes at the full applicable corporate rates on their income prior to payment of any dividends. Such taxable REIT subsidiaries will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent any of our taxable REIT subsidiaries is required to pay federal, state or local taxes, the cash available for distribution by such taxable REIT subsidiary to its shareholders, including us, will be reduced accordingly.
      Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of activities which cannot be performed directly by REITs without jeopardizing their REIT status. Taxable REIT subsidiaries are subject to limitations on the deductibility of payments made to the associated REIT which could materially increase the taxable income of the taxable REIT subsidiary and are subject to prohibited transaction taxes on certain other payments made to the associated REIT. We will be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid to us by any of our taxable REIT subsidiaries that would be reduced through reapportionment under Section 482 of the Internal Revenue Code in order to more clearly reflect income of the taxable REIT subsidiary.
      Under the taxable REIT subsidiary provision, we and any entity treated as a corporation for tax purposes in which we own an interest are allowed to jointly elect to treat such entity as a “taxable REIT subsidiary.” In addition, if any of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of an entity treated as a corporation for tax purposes, that subsidiary will also automatically be treated as our taxable REIT subsidiary. As described above, taxable REIT subsidiary elections have been made for certain entities in which we own an interest. Additional taxable REIT subsidiary elections may be made in the future for additional entities in which we own an interest.

Tax on Built-in Gain
      If we acquire any assets from a taxable “C” corporation in a carry-over basis transaction, we could be liable for specified liabilities that are inherited from the “C” corporation. If we recognize gain on the disposition of such assets during the 10 year period beginning on the date on which such assets were acquired by us, then to the extent of such assets’ “built-in gain” (i.e., the excess of the fair market value of such asset at the time of the acquisition by us over the adjusted basis in such asset, determined at the time of such acquisition), we will be subject to tax on such gain at the highest regular corporate rate applicable. The results described herein with respect to the recognition of built-in gain assume that the “C” corporation whose assets are acquired does not make an election to recognize such built-in gain at the time of such acquisition. We currently own assets from a “C” corporation in a carry-over basis transaction in 1999, for which no election was made to recognize any built-in gain at the time of such acquisition.

Possible Legislative or Other Actions Affecting Tax Consequences
      Prospective shareholders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us.

State and Local Taxes
      We and our shareholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the common shares.
PLAN OF DISTRIBUTION
      We may sell the offered securities to one or more underwriters or dealers for public offering and sale by them or may sell the offered securities to investors directly or through agents, which agents may be affiliated with us. Any underwriter, dealer or agent involved in the offer and sale of the offered securities will be named in the applicable prospectus supplement. The distribution of the offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market price). We also may, from time to time, authorize underwriters acting as our agents to offer and sell the offered securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of offered securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agent. Underwriters may sell offered securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.
      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward various civil liabilities, including liabilities under the Securities Act of 1933. Any such indemnification agreements will be described in the applicable prospectus supplement.
      If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by various institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of offered securities sold pursuant to delayed delivery contracts will be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Delayed delivery contracts will not be subject to any conditions except:

(1) the purchase by an institution of the offered securities covered by its delayed delivery contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject; and

(2) if the offered securities are being sold to underwriters, we shall have sold to the underwriters the total principal amount of the offered securities less the principal amount thereof covered by delayed delivery contracts.
      Some of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.
WHERE YOU CAN FIND MORE INFORMATION
      Archstone-Smith has filed with the Securities and Exchange Commission a registration statement on Form S-3 of which this prospectus forms a part. The registration statement, including the attached exhibits and schedules, contains additional relevant information about common shares. The rules and regulations of the Securities and Exchange Commission allow us to omit specified information included in the registration statement from this prospectus. In addition, Archstone-Smith files reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy any of this information at the following location of the Securities and Exchange Commission:
          Public Reference Room
          100 F Street NE
          Washington, D.C. 20549
      You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including Archstone-Smith, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. Reports, proxy statements and other information concerning Archstone-Smith may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, New York 10005.
      The Securities and Exchange Commission allows Archstone-Smith to “incorporate by reference” information in this document, which means that Archstone-Smith can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this document.
      The documents listed below that Archstone-Smith has previously filed with the Securities and Exchange Commission (file no. 1-16755) are considered to be a part of this prospectus. They contain important business and financial information about Archstone-Smith that is not included in or delivered with this document.

2005 Annual Report on Form 10-K	Filed on March 9, 2006
Quarterly Report on Form 10-Q	Filed on May 10, 2006
Periodic Reports on Form 8-K	Filed on January 13, 2006, February 14, 2006, March 10, 2006, June 1, 2006, June 2, 2006, June 27, 2006 and July 17, 2006
Registration Statement on Form 8-A	Filed on October 26, 2001
      All documents subsequently filed (other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed) by Archstone-Smith pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby will be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      Archstone-Smith will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information which has been incorporated by reference in this prospectus (not including exhibits to that information unless those exhibits are specifically incorporated by reference in that information). Requests should be directed to Archstone-Smith Trust, 9200 E. Panorama Circle, Suite 400, Englewood, Colorado 80112, Attention: Secretary, telephone number: (303) 708-5959.
EXPERTS
      The consolidated financial statements and schedules of Archstone-Smith Trust as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      With respect to the unaudited interim financial information of Archstone-Smith Trust for the periods ended March 31, 2006 and 2005, incorporated by reference in this prospectus, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in Archstone-Smith Trust’s quarterly report on Form 10-Q for the quarter ended March 31, 2006, incorporated by reference in this prospectus, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountant is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because their report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.
LEGAL MATTERS
      The validity of the common shares and preferred shares offered pursuant to this prospectus will be passed on for Archstone-Smith by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.